Exhibit 99.1
Suite 1901-130 Adelaide Street West Toronto, ON M5H 3P5 Telephone: (416) 364-4938 Fax (416) 364-5162

AMENDED ANNUAL INFORMATION FORM

For the Year Ended August 31, 2010

 Dated as of November 22, 2010

TABLE OF CONTENTS

1. PRELIMINARY INFORMATION	4

1.1 Financial Statements	4

1.2 Disclosure Regarding Forward-Looking Statements	4

1.3 National Instrument 43-101 – Standards of Disclosure for Mineral Projects	5

2. CORPORATE STRUCTURE	6

3. GENERAL DEVELOPMENT OF THE BUSINESS	6

3.1 Three Year History	6

4. DESCRIPTION OF THE BUSINESS	8

4.1 General	8

4.2 Principal Properties and Assets	8

4.2.1 Thor Lake Rare Metals Property	8

4.2.2 The Separation Rapids Project	32

4.2.3 The Warren Township Anorthosite Project	36

4.2.4 East Kemptville Project	38

4.2.5 Lilypad Lakes Tantalum-Cesium Property	42

4.2.6 Other Assets	44

Wolf Mountain Platinum-Palladium Property Royalty	44

East Cedartree Gold Property Royalty	45

4.3 Employees	45

4.4 Safety and Environmental Policy	45

4.5 Corporate Social Responsibility	46

4.6 Risk Factors	47

5. DIVIDENDS	52

6. DESCRIPTION OF CAPITAL STRUCTURE	53

7. MARKET FOR SECURITIES	53

7.1 Trading Price and Volume	53

7.2 Prior Sales	54

8. DIRECTORS AND OFFICERS	54

8.1 Name, Occupation and Security Holding	54

8.2 Cease Trade Orders, Bankruptcies, Penalties or Sanctions	57

8.3 Conflicts of Interest	58

9. LEGAL PROCEEDINGS AND REGULATORY ACTIONS	58

10. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS..	58

11. TRANSFER AGENT AND REGISTRAR	59

12. AUDIT COMMITTEE AND RELATED INFORMATION	59

12.1 Charter	59

12.2 Composition	59

12.3 Pre-Approval Policies and Procedures	60

12.4 External Auditor Service Fees	60

13. MATERIAL CONTRACTS	60

14. INTERESTS OF EXPERTS	60

14.1 Name and Interests of Experts	60

15. ADDITIONAL INFORMATION	61

APPENDIX A – CHARTER OF THE AUDIT COMMITTEE	62

1.	PRELIMINARY INFORMATION

In this Annual Information Form (the “AIF”), Avalon Rare Metals Inc. is referred to as “Avalon” or the “Company”. All information contained herein is as at August 31, 2010 and in C$, unless otherwise stated.

1.1	Financial Statements

This AIF should be read in conjunction with the Company’s financial statements and management’s discussion and analysis for the 12 months ended August 31, 2010. The financial statements and management’s discussion and analysis are available on the Company’s website at www.avalonraremetals.com and under the Company’s profile on the SEDAR website at www.sedar.com. All financial statements are prepared in accordance with Canadian generally accepted accounting principles.

1.2	Disclosure Regarding Forward-Looking Statements

Certain of the statements that are not historical facts contained in this AIF (and the other disclosure documentation of Avalon such as its annual and quarterly reporting to shareholders) are forward-looking statements that involve risks and uncertainties that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward-looking statements include, among other things, statements regarding targets, estimates and/or assumptions in respect of reserves and/or resources, and are or may be based on assumptions and/or estimates related to future economic, market and other conditions. Factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors described or referred to under “Description of the Business - Risk Factors” herein and include unanticipated and/or unusual events. Most of such factors are beyond Avalon’s ability to control or predict.

This AIF contains forward-looking statements which may not be based on historical fact. Such statements reflect the Company’s current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

•	the estimation or realization of mineral resources;

•	recovery rates and production costs of the rare metals;

•	the timing and amount of estimated future production;

•	requirements for additional capital;

•	future prices of rare metals and minerals;

•	market demand for rare metals and minerals;

•	the reliability of plant operations at production scale;

•	energy costs;

•	availability of required skilled labour, contractors and other human resources;

•	accidents, labour disputes and other risks of the mining industry;

•	delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities;

•	currency exchange rate fluctuations; and

•	title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Readers can identify many of these statements by looking for words such as “believe”, “expects”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar words or the negative thereof. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Such information is included, among other places, in this AIF under the headings “Description of the Business - Risk Factors”.

The forward-looking statements contained herein are made as of the date of this AIF and are expressly qualified in their entirety by this cautionary statement. Readers should not place undue reliance on the forward-looking statements, which reflect management’s plans, estimates, projections and views only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

Actual results may differ materially from those anticipated. Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Avalon disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable law.

1.3	National Instrument 43-101 – Standards of Disclosure for Mineral Projects

National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) issued by the Canadian Securities Administrators requires, among other things, that issuers ensure that all written disclosure of a scientific or technical nature, other than a news release, concerning a mineral project on a property material to the issuer identifies and discloses the relationship to the issuer of the qualified person who prepared or supervised the preparation of the Technical Report or other information that forms the basis for the written disclosure. A “qualified person” for purposes of NI 43-101 means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation and/or mineral project assessment, has experience relevant to the subject matter of the disclosure and is a member in good standing of a specified professional association.

Except as otherwise noted in this AIF, Mr. Donald S. Bubar, P.Geo., President and CEO and Dr. William Mercer, P.Geo., Vice-President, Exploration are the qualified persons responsible for the preparation of technical information included in this AIF.

2.	CORPORATE STRUCTURE

Avalon Rare Metals Inc. was amalgamated on July 24, 1991 under the British Columbia Company Act (now the British Columbia Business Corporations Act (“BCA”)) under the name Keith Resources Ltd. pursuant to the amalgamation of Rockridge Mining Corporation and Meadfield Mining Corp.

On September 29, 1994, the Company consolidated its share capital on a five-for-one basis and changed its name to Avalon Ventures Ltd.

On July 18, 2005, the Company carried out a transition under the BCA by filing Notice of Articles and at the same time adopted new Articles to bring them in line with the requirements and alternatives available under the BCA including increasing its authorized share structure to an unlimited number of common shares without par value and 25,000,000 Preferred Shares without par value. The new Articles also reduced the percentage of votes required from 75% to 66 2/3% to pass special and separate resolutions and gave authority to the Board of Directors to make capital alterations and changes to the Company’s name as permitted under the BCA.

On February 17, 2009, the Company changed its name to Avalon Rare Metals Inc.

The Company’s head office is located at Suite 1901, 130 Adelaide Street West, Toronto, Ontario, M5H 3P5 and its registered office is located at Suite 950, 1199 West Hastings Street, Vancouver, British Columbia, V6E 3T5.

The Company is a reporting issuer in British Columbia, Alberta, the Northwest Territories, Ontario and Nova Scotia. The Company’s shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX” or the “Exchange”) under the symbol “AVL” and in the United States on the OTCQX under the symbol “AVARF”.

The Company operates exclusively in Canada and is extra-provincially registered to carry on business in Ontario, Northwest Territories, Manitoba and Nova Scotia.

3.	GENERAL DEVELOPMENT OF THE BUSINESS

3.1	Three Year History

Avalon is a junior mineral exploration and development company with a primary focus on rare metals and minerals with high technology and environmentally beneficial applications. Avalon currently holds a portfolio of five such projects. Four of these active projects (Thor Lake, Separation Rapids, East Kemptville and Warren Township) are at an advanced stage with identified mineral resources that are potentially economic, provided that sales contracts with customers can be secured and project financing arranged.

The Company’s focus has been on rare minerals and metals such as lithium, tantalum, cesium, indium, rare earth elements (“REE”) such as neodymium, terbium and dysprosium and rare minerals such as calcium feldspar which are all in growing demand in new technologies related to energy efficiency and a cleaner environment. The Company seeks to build shareholder value by becoming a diversified producer of rare metals and minerals and expanding the markets for its mineral products.

Markets for mineral commodities, in general, have continued to strengthen over the past three years in response to rising demand from Asia resulting in tightening supplies. Some of the strongest demand growth has been for rare metals such as the REE found at Thor Lake, for applications created by new technological advances particularly in the automotive, electronics and alternative energy fields. This also applies to the Company’s lithium mineral product from the Separation Rapids project and the Company’s calcium feldspar product from the Warren Township project. The demand for these products is being driven largely by rising fuel costs and environmental concerns related to carbon dioxide emissions and global warming.

A positive Preliminary Economic Assessment (“PEA”) on the REE development potential of the Thor Lake project was completed in 2007 and this project has become the Company’s main focus due to the large size of the REE resource in the Nechalacho deposit (formerly the Lake Zone) and its exceptional enrichment in the “heavy” rare earths, europium through lutetium (“HREE”).

In 2010, the Company focused its efforts and available capital resources on the Thor Lake project and completed its pre-feasibility study on the Nechalacho REE deposit in July 2010. Following the completion of a $30,030,000 equity financing and the exercise of warrants in September 2010 (both as described below), the Company is well financed to advance both the Thor Lake project and its second priority projects at East Kemptville and Separation Rapids in 2011.

Avalon has adopted the Principles and Guidelines for Responsible Exploration developed by the Prospectors and Developers Association of Canada (“PDAC”), as policy of the Company and has made Corporate Social Responsibility (“CSR”) a Company priority. It has applied these principles on the Thor Lake project particularly with respect to its environmental and community engagement practice.

On November 22, 2007, the Company completed a brokered private placement issuing 7,610,000 units and 2,750,000 flow-through common shares for gross proceeds of $16,883,000. Each unit consisted of one common share and one half of one common share purchase warrant with each whole warrant entitling the holder to purchase one common share at an exercise price of $2.00 per share expiring May 22, 2009. During the year ended August 31, 2009, the Company amended the exercise price of these common share purchase warrants from $2.00 to $0.70. Of these warrants, 1,259,700 were exercised and the balance of 2,545,300 expired unexercised.

On December 15, 2008, the Company completed a private placement and issued 3,000,000 flow-through common shares at a price of $0.50 per share for gross proceeds of $1,500,000.

On September 17, 2009, the Company completed a brokered private placement consisting of 6,745,000 special warrants at a price of $2.30 per special warrant and 755,000 flow-through special warrants at a price of $2.65 per flow-through special warrant for total gross proceeds of $17,514,250. Each flow-through special warrant was exercised into one flow-through common share of the Company without further payment. Each special warrant was exercised into one unit of the Company without further payment. Each unit was comprised of one common share and one half of a common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company, at a price of $3.00 per common share, and expiring on September 17, 2011. On August 17, 2010, the Company amended the exercise price of the warrants to $2.51 for the period commencing September 1, 2010 and expiring September 30, 2010 (the “Amended Price Period”). During the Amended Price Period, 3,483,650 warrants and 360,000 broker warrants were exercised for proceeds of $9,618,762 and 68,850 warrants remain outstanding.

On September 30, 2010, the Company completed a brokered private placement consisting of 9,240,000 units at a price of $3.25 per unit for total gross proceeds of $30,030,000. Each unit consisted of one common share and one half of a common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $3.60 per common share on or before September 30, 2011.

4.	DESCRIPTION OF THE BUSINESS

4.1	General

The Company is a Canadian junior mineral exploration and development company with a primary focus on the rare metals and minerals.

Avalon presently owns five rare metals and mineral projects in Canada, four of which are at an advanced stage of development, but none are in production. The Company currently relies primarily on equity markets to raise capital to finance its exploration and development programs. The Company has no debt and no sources of revenue at the present time to finance its development programs other than investment income on its cash balances. As at the date of this AIF, Avalon has approximately $40 million in working capital. The Company can also finance development of its properties through earn-in type joint ventures with third parties.

4.2	Principal Properties and Assets

The Company owns five rare metals and minerals properties four of which are active (Thor Lake, Separation Rapids, East Kemptville and Warren Township). The Company’s other assets are an early stage tantalum cesium prospect called Lilypad Lakes and royalty interests in two development projects which are not in production.

4.2.1	Thor Lake Rare Metals Property

On September 21, 2010, the Company filed an updated NI 43-101 technical report for a mineral resource update and a mineral reserve estimate on its Nechalacho deposit (the “Nechalacho Deposit”, formerly known as the Lake Zone deposit), Thor Lake, Northwest Territories, entitled “Technical Report on the Thor Lake Project, Northwest Territories, Canada” (the “Technical Report”) dated July 29, 2010, as amended September 21, 2010, and prepared by Scott Wilson Roscoe Postle Associates Inc. (“Scott Wilson RPA”), which is available for review on the Company’s SEDAR profile at www.sedar.com and also on the Company’s website at www.avalonraremetals.com.

Property Description and Location

The Thor Lake property is located in Canada’s Northwest Territories (“NWT”), 100 kilometres southeast of the capital city of Yellowknife and five kilometres north of the Hearne Channel on the East Arm of Great Slave Lake. The property is within the Mackenzie Mining District of the NWT and Thor Lake is shown on National Topographic System (NTS) map sheet 85I/02 at approximately 62°06’30’’N and 112°35’30’’W (6,886,500N, 417,000E - NAD83).

The Thor Lake property consists of five contiguous mineral leases (totalling 4,249 hectares or 10,449 acres) and three claims (totalling 1,869 hectares, or 4,597 acres). The claims were staked in 2009 to cover favourable geology to the west of the mining leases.

The mining leases have a 21-year life and each lease is renewable in 21-year increments. Annual payments of $2.47 per hectare ($1.00 per acre) are required to keep the leases in good standing. Avalon owns 100% of all of the leases subject to various legal agreements described below.

Two underlying royalty agreements exist on the Thor Lake property: the Murphy Royalty Agreement and the Calabras/Lutoda Royalty Agreement. The Murphy Royalty Agreement is a 2.5% Net Smelter Return (NSR) royalty and has a provision for Avalon to buy out the royalty at the principal amount of $150,000 compounded annually at the average Canadian prime rate from May 2, 1982 to the buyback date (as at August 31, 2010 this amounted to approximately $1.2 million). The Calabras/Lutoda Royalty Agreement totals 3% NSR.

Permit Status and Environmental Issues

The property is situated in an area known as the Akaitcho Territory, an area which is subject to a comprehensive land claim negotiation involving four communities of the Dene Nation.

Under the Mackenzie Valley Land and Water Resources Act and Regulations, the Mackenzie Valley Land and Water Board (“MVLWB”) administers land use permits. Upon completion of a preliminary screening process, projects deemed to potentially have significant adverse impacts are referred to the Mackenzie Valley Environmental Impact Review Board (“MVEIRB”) to initiate an environmental assessment process. The Mackenzie Valley Resource Management Act (“MVRMA”) allows local and particularly aboriginal input into land and water use permitting. The MVRMA establishes a three-part environmental assessment process:

•	Preliminary screening (MVLWB)
•	Environmental assessment (MVEIRB)
•	Environmental impact review (MVERIB, if necessary)

Subsequent to the acquisition of the Thor Lake property, and continuation of community engagement meetings, Avalon applied to the MVLWB for an exploration permit, and a two year permit was granted as of July 2007. It was under this permit that the drilling programs in 2007 to April 2009 were conducted. Avalon applied for an extension of this permit in early 2009, and a two year extension was granted by the MVLWB making the permit valid to July 2011. In December 2009, Avalon applied for an addendum to the existing exploration permit to allow for a second drill unit to be added to the program and the construction of a short take off and landing (STOL) airstrip. The permit addendum and a separate airstrip land use permit were granted and issued in January 2010 and valid to July 2011.

On April 23, 2010, Avalon submitted a land use and water license permit application through the MVLWB, for the mining, flotation processing and hydrometallurgical processing in the NWT. Upon completion of the MVLWB preliminary screening process, the Thor Lake project was referred to the MVEIRB on June 11, 2010, for environmental assessment. All permitting process updates can be found on the public registry at both www.mvlwb.com and www.reviewboard.ca.

Other environmental permits and/or approvals anticipated to be required for the Thor Lake project include a Navigable Waters Protection Act approval for the seasonal docking facilities; and a section 35(2) fisheries authorization or letters of advice from the Department of Fisheries and Oceans (DFO) under the federal Fisheries Act.

Past exploration on the Thor Lake property included underground bulk sampling, drilling and trenching. Accordingly, past surface stockpiles from mining have been progressively reclaimed by Avalon at no obligation. Three old trailers have been sent to Yellowknife for disposal while the remaining three trailers have been repurposed for future use. There is little surface disturbance from historical exploration activities apart from miscellaneous buildings, a 60,000 gallon capacity fuel tank farm (empty), a tent camp and a core storage area left on the property. There are no other significant environmental liabilities left by past exploration activities. The diesel fuel remaining in the tank farm was consumed during the 2007 and 2008 exploration programs. Avalon intends to repurpose the miscellaneous buildings and tanks in its proposed operations plan. The Company has undertaken extensive general cleanup of material left from previous exploration utilizing First Nations labour. Access to the underground workings has been barricaded and the mine workings allowed to flood. Warning fencing has been installed around the ramp entrance.

In the opinion of Scott Wilson RPA, environmental considerations are typical of underground mining and processing facilities and are being addressed in a manner that is reasonable and appropriate for the stage of the Thor Lake project.

Accessibility, Climate, Local Resources, Existing Infrastructure and Physiography

The Thor Lake site is isolated and access will be limited to year-round aircraft, and summer barges. Winter ice roads on Great Slave Lake are also feasible, but are not included as an integral part of the Technical Report. A temporary barge dock and a materials storage area will be constructed on the shore of Great Slave Lake. A camp, offices, shops, yards, diesel tank farm, propane storage facility, and access roads to the tailings management facility and the barge dock on Great Slave Lake will be developed.

Electrical power at the site will be provided by a 8.4 megawatt capacity diesel power generating station. The diesel plant design is based upon having two spare units at any given time.
The proposed location of the hydrometallurgical facilities is at Pine Point, which is located 90 kilometres east of Hay River in the NWT. This proposed site is accessible by all-weather roads and highways. A temporary barge dock and yard at the shore of Great Slave Lake will be developed for the movement of concentrate and supplies. Offices, shops, yards, and access roads to the tailings management facility and the temporary barge dock on Great Slave Lake will be developed. Power will be obtained from the southern NWT power grid, with hydroelectricity obtained from the Taltson Dam hydroelectric facility. The use of diesel generators to supplement the grid power is planned for times when hydroelectric power availability is limited at the expanded production rate.

Geology and Mineralization

The Thor Lake rare metals deposit is hosted by the peralkaline Blachford Lake intrusion, an Aphebian-age ring complex emplaced in Archean-age supracrustal rocks of the Yellowknife Supergroup. The principal rock types in the intrusion are syenites, granites and gabbros and associated pegmatitic phases hosting rare metal mineralization. The key rock units in the vicinity of the mineralization are the Grace Lake Granite, the Thor Lake Syenite and an unnamed nepheline-sodalite syenite. The Grace Lake Granite surrounds the Thor Lake Syenite with the two separated by the enigmatic "Rim Syenite". It forms a distinct semi-circular ridge, locally termed the rim syenite that can be traced for a distance of about eight kilometers and is thought to be a ring dyke. In outcrop, Thor Lake Syenite is seen to transition to Grace Lake granite with the appearance of quartz on the solidus in an otherwise felspathic rock. Thus the Grace Lake Granite and Thor Lake Syenite are believed to be closely related intrusives. The host of the Nechalacho mineralization, the nepheline-sodalite syenite, is within and below the Thor Lake Syenite, and exposed locally in the northwest part of the Thor Lake Syenite.

Five distinct zones or deposits of rare metal mineralization have been identified as being of potential economic interest: the Nechalacho Deposit and smaller North T, South T, S and R Zones. The Nechalacho Deposit is the largest, containing significant yttrium, tantalum, niobium, gallium and zirconium mineralization. Nechalacho is particularly notable for its enrichment in the more valuable heavy rare earth elements (“HREEs”) such as europium, terbium and dysprosium, relative to light rare earth elements (“LREEs”) such as lanthanum and cerium.

The nepheline-sodalite syenite that hosts the Nechalacho Deposit has the following key distinctive features which contrast it to the Thor Lake Syenite and Grace Lake Granite:

•	It has a distinct chemical composition showing undersaturation in quartz, with nepheline and sodalite variously as rock-forming minerals.
•	It has cumulate layering.
•	It contains agpaitic zircono-silicates including eudialyte.
•	It is the host to the Nechalacho zirconium-niobium-tantalum-rare earth mineralization.

This syenite is only exposed at surface in a window through the Thor Lake Syenite in the area encompassing Long Lake to Thor Lake. It is believed to dip underneath that Thor Lake Syenite in all directions. Also, the Nechalacho Deposit mineralization, which occurs in the top, or apex, of the syenite, is also present in throughout this window through the Thor Lake Syenite. This unnamed syenite is referred to in the AIF as the "Ore (Nechalacho) Nepheline Sodalite Syenite".

The Nechalacho Deposit is a tabular hydrothermal alteration zone extending typically from surface to depths of 200 to 250 metres, characterized by alternating sub-horizontal layers of relatively high and lower grade REE mineralization. HREE are present in the Nechalacho Deposit in fergusonite ((Y, HREE) NbO4) and zircon (ZrSiO4), whereas the LREE are present in bastnaesite, synchysite, allanite and monazite. Niobium and tantalum are hosted in columbite as well as fergusonite.

There is a gradual increase in HREE from surface to depth within the Nechalacho Deposit with the lowermost sub-horizontal layer, which is also the most laterally continuous, being referred to as the Basal Zone. Thus typical proportions of HREO relative to TREO in Upper Zone can be 7% to 10% but in the Basal Zone averaging over 20% and reaching as high as 50% in individual samples. There is also a tendency for the Basal Zone, which undulates to some extent, to increase in HREO with depth.

The Ore (Nechalacho) Nepheline Sodalite Syenite consists of a layered series of increasingly peralkaline rocks with depth. A consistent downward progression is observed from hanging wall sodalite cumulates, through coarse grained to pegmatitic nepheline aegirine syenites which are locally enriched in zirconosilicates, to foayaitic syenite with a broad zone of altered eudialyte cumulates (referred to above as the Basal Zone). This upper sequence is strongly to intensely hydrothermally altered by various sodic and iron-rich fluids. Pre-existing zircon-silicates (eudialyte) are completely replaced by zircon, allanite, bastnaesite, fergusonite and other minerals. Below the Basal Zone cumulates, alteration decreases relatively quickly, with relict primary mineralogy and textures increasingly preserved. Aegirine and nepheline-bearing syenites and foyaitic syenites progress downward to sodalite foyaites and naujaite. Drilling has not extended beyond this sodalite lithology to date. Minerals related to agpaitic magmatism identified from this lower unaltered sequence include eudialyte, catapleite, analcime, and possibly mosandrite.

The part of the Nechalacho Deposit alteration system that is enriched in REE varies between 80 metres and 190 metres in vertical thickness, with the alteration usually starting from the surface. The whole alteration system is enriched to varying degrees in rare earth elements, zirconium (Zr), niobium (Nb) and tantalum (Ta), relative to unaltered syenite, with average values over the whole approximately 200 metres thick alteration package of approximately 0.75% to 1.0% total rare earth oxides (“TREO”).

Within this alteration envelope, there are sub-horizontal zones of increased alteration accompanied by increased REE enrichment alternating with less enriched REE zones. Within the more intensely altered zones, the effect is that the original textures and mineralogy of the host rock are no longer apparent.

These zones of increased alteration, which can vary in thickness from a few metres to tens of metres, can frequently contain TREO grades in the range of 2% and higher. The lowermost band, referred to as the Basal Zone, contains the highest proportion of heavy rare earth oxides (“HREO”). Overall, the HREO proportion of the TREO within the 80 metres to 190 metres thick alteration system is typically between 7% and 15%. However, within the Basal Zone, this proportion is typically greater than 20% and can locally exceed 30%.

History and Exploration

The Thor Lake area was first mapped by J. F. Henderson and A. W. Joliffe of the Geological Survey of Canada (“GSC”) in 1937 and 1938. According to National Mineral Inventory records of the Mineral Policy Sector, Department of Energy, Mines and Resources, the first staking activity at Thor Lake dates from July 1970 when Odin 1-4 claims were staked by K. D. Hannigan for uranium. Shortly after, the Odin claims were optioned to Giant Yellowknife Mines Ltd. and subsequently, in 1970 were acquired by Bluemount Minerals Ltd.

In 1971, the GSC commissioned an airborne radiometric survey over the Yellowknife region that outlined a radioactive anomaly over the Thor Lake area (GSC Open File Report 124). Simultaneously, A. Davidson of the GSC initiated mapping of the Blatchford Lake Intrusive Complex. It has subsequently become clear that this radiometric anomaly is largely due to elevated thorium levels in the T Zone.

Four more claims (Mailbox 1-4) were staked in the area in 1973. No description of any work carried out on the claims is available and both the Odin and Mailbox claims were allowed to lapse. No assessment work was filed.

In 1976, Highwood Resources Ltd., (“Highwood”) in the course of a regional uranium exploration program, discovered niobium and tantalum on the Thor Lake property. The property was staked as the Thor 1-45 claims and the NB claims were added in 1976 and 1977. From 1976 and 1979, exploration programs included geological mapping, sampling trenching on the Lake, Fluorite, R, S and T Zones. Twenty-two drill holes were also completed, seven of these on the Nechalacho Deposit. This work resulted in the discovery of significant concentrations of niobium, tantalum, yttrium and REEs. Hole 79-1 intersected 0.67% niobium oxide (Nb2O5), and 0.034% tantalum oxide (Ta2O5) over 24.99 metres. Results also indicated a general paucity of uranium mineralization and that the anomalous radioactivity was due to thorium. Following this and inconclusive lake bottom radiometric and radon gas soil surveys, Calabras (Canada) Limited, a private holding company, acquired a 30% interest in the property through financing further exploration by Highwood. This was done through Lutoda Holdings Limited, a company incorporated in Canada and owned by Calabras.

Recognizing a large potential resource at Thor Lake, Placer Development Ltd. (“Placer”) optioned the property from Highwood in March 1980 to further investigate the tantalum and related mineralization. Placer conducted magnetometer, very low frequency electro-magnetic and scintillometer surveys on the Nechalacho Deposit. Thirteen holes were initially drilled in 1980. This was followed by five more in 1981 focused around drill hole 80-05 (43 metres grading 0.52% niobium oxide (Nb2O5) and 0.034% tantalum oxide (Ta2O5)). Preliminary metallurgical scoping work was also conducted, but, when the mineralization did not prove amenable to conventional metallurgical extractions of tantalum, Placer relinquished its option in April 1982.

From 1983 to 1985, the majority of the work on the property was concentrated on the T Zone and included geochemical surveys, surface mapping, significant drilling, surface and underground bulk sampling, metallurgical testing and a detailed evaluation of the property by Unocal Canada. During this period, a gravity survey was conducted to delineate the extent of the Nechalacho Deposit. Five holes were also drilled in the Nechalacho Deposit to test for high grade tantalum-niobium mineralization and to determine zoning and geological continuity. Two additional holes were completed at the northeast end of Long Lake to evaluate high yttrium and REE values obtained from nearby trenches.

In August 1986, the property was joint ventured with Hecla Mining Company of Canada Ltd. (“Hecla”). By completing a feasibility study and arranging financing to bring the property into production, Hecla could earn a 50% interest in the property. In 1988, earlier holes were re-assayed and 19 more holes were drilled into the Nechalacho Deposit, primarily in the southeast corner, to further test for yttrium and REE. However, in 1990, after completing this and considerable work on the T Zone, including some limited in-fill drilling, extensive metallurgical testing and conducting a marketing study on beryllium, Hecla withdrew from the project. In 1990, control of Highwood passed to Conwest Exploration Company Ltd. (“Conwest”) and the Thor Lake project remained dormant until 1996, at which time Conwest divested itself of its mineral holdings. Mountain Minerals Company Ltd. (“Mountain”), a private company controlled by Royal Oak Mines Ltd. (“Royal Oak”), acquired the 34% controlling interest of Highwood.

In 1997, Mountain merged with Highwood under the name Highwood, resulting in an extensive re-examination of the Thor Lake property that included a proposal to extract a 100,000 tonne bulk sample. Applications were submitted for permits that would allow for smallscale development of the T Zone deposit, as well as for processing over a four to five year period. In late 1999, the application was withdrawn. Royal Oak’s subsequent bankruptcy in 1999 resulted in the acquisition of the control block of Highwood shares by Dynatec Corporation (“Dynatec”). In 2000, Highwood initiated metallurgical, marketing and environmental reviews by Dynatec.

In 2001, Navigator Exploration Corp. (“Navigator”) entered into an option agreement with Highwood. Navigator's efforts were focused on conducting additional metallurgical research at SGS Canada Ltd. (“SGS”) in order to define a process for producing a marketable tantalum concentrate from the Nechalacho Deposit. These efforts produced a metallurgical grade tantalum (Ta)/zirconium (Zr)/niobium (Nb)/yttrium (Y) /REE bulk concentrate. The option was dropped in 2004, however, in view of falling tantalum prices and low tantalum contents in the bulk concentrate.

Beta Minerals Inc. (“Beta”) acquired Highwood’s interest in the Thor Lake property in November, 2002 under a plan of arrangement with Dynatec. No work was conducted at Thor Lake by Beta and in May of 2005 Avalon purchased from Beta a 100% interest and full title, (subject to royalty interests), to the Thor Lake property.

In 2005, Avalon conducted extensive re-sampling of archived Nechalacho drill core to further assess the yttrium and heavy REE resources on the property. In 2006, Wardrop Engineering Ltd. (“Wardrop”) was retained to conduct a PEA of the Thor Lake deposit (Preliminary Economic Assessment on the Thor Lake Rare Metals Project, NT Wardrop Document No. 0551530201-REP-R0001-03). In 2007 Avalon commenced further drilling of the Nechalacho Deposit.

Drilling

Avalon has carried out the following drilling on the Nechalacho Deposit, summarized to October 31, 2010:

Calendar Year	Holes	Metres
2007	16	2,551
2008	74	14,280
2009	70	14,597
2010	106	27,586
Total to October 31, 2010	266	59,014

Resource estimates given in this document include drill results up to May 2010.

As reported in the Company’s news release dated July 19, 2010, drilling in 2010 intersected Basal Zone mineralization beyond the boundaries of the resources reported below in the section on Mineral Resources Estimates. Drill hole L10-241 intersected 14 metres of 1.27% TREO with 21% HREO/TREO on Cressy Lake, about 570 metres north of the closest previous northern intercept of the Basal Zone and hole L10-249 intersected 53 metres of 1.34% TREO and 19% HREO/TREO, about 400 metres west of the most westerly hole from previous campaigns.

As of February, 2010, a second drill was added to the project, with the objective of accelerating the definition of Indicated Resources but also to increase rate of acquisition of drill core for use in metallurgical testing. Starting with the June 2010 program, the second rig was converted from HQ to larger PQ core, in order to increase sample weight for metallurgical sample purposes.

Sampling, Analysis and Security of Samples

A comprehensive core logging and sampling protocol was established in time for the July 2007 drilling program. This protocol has been strictly applied for all of the drilling programs since 2007. In addition, a comprehensive geotechnical logging protocol was introduced at the start of the summer 2009 drill program. Drilling operations were supervised by J. C. Pedersen, P.Geo. and Bruce Hudgins, P.Geo, maintained the geological database and monitored the QA/QC protocol for the laboratory analyses. The Company's Vice-President, Exploration, William Mercer, Ph.D., P.Geo. (Ontario), P. Geol (NWT), provided overall direction on the project.

Core sizes range from BTW diameter for the initial 2007 drill program to NQ2 in the winter/summer 2008 program and NQ2 or HQ in 2009 and 2010.

Core is placed in standard wooden core boxes at the drill by the driller helper, with a wooden marker placed at the end of each core run marking the metreage from the surface. Throughout the BTW-NQ programs drill rods were imperial lengths of 10 feet, and core markers were written in feet on one side of the wooden block, and using a metric conversion chart, written in metres on the opposite side of the block. The HQ drilling initially used both imperial and metric rods, so markers were in both feet and metres to ensure proper measurement. Imperial rods were used exclusively in the latter part of the 2009 drill program.

After inspection by the geologist at the drill, the boxes are closed with wooden lids and taken to the core logging facility at the camp by snowmobile in the winter and by boat and ATV in the summer. At camp, the boxes are opened by the geologist on outdoor racks. In good weather, logging and other geotechnical measurements are done outside; in poor weather and in winter, core is processed in a heated core shack. Core is initially measured to determine recoveries, and marked incrementally every metre. This marking serves as a guide for magnetic susceptibility, rock quality determinations (“RQD”), and density measurements. Magnetic susceptibility is measured every metre with a hand-held ‘KT- 10 magnetic susceptibility metre’. Density is measured every five metres by weighing a section of drill core in air and then weighing by submersing the sample in water and comparing the difference between dry and submersed weight. A typical core sample for density measurement averages 10 centimetres in length. Geotechnical logging, comprising RQD are performed for each run.

Core is generally very clean when brought to camp, and requires no washing except for occasional sprays of water when mud is present. The geologist marks out major rock units and completes a written description for the entire core sequence. Frequent readings using a handheld Thermo-Scientific Niton® XLP-522K hand held analyzer act as a guide to areas of mineralization and general chemistry of a specific interval. The final task is to mark out with a china marker specific sample intervals for the length of the entire drill hole. On average, assay samples are two metres long except where, in the geologist’s opinion, it is advisable to follow lithological boundaries. Consequently, individual samples can vary in length when encountering lithological changes, as efforts are made not to split across well defined lithological boundaries. A list is made of all sample intervals as a record and also a guide to the core splitting technicians. All geological, geophysical and geotechnical data is entered into a custom designed MS Access database, provided and maintained by Hudgtec Consulting Limited (“Hudgtec”). This database is backed up regularly to an external hard-drive in camp and remotely backed up to an ftp site maintained by Hudgtec. Hudgtec also uploads all geochemical and assay data to the same database. The geologists at site can access the drill database to review previous drill results.

Due to the strong hydrothermal alteration of all lithologies, identifying specific precursor lithologies has proven quite difficult, particularly in the early drill programs. Early lithological coding tended to incorporate hydrothermal alteration, commonly making it difficult to correlate units between drill holes. As more information became available from deeper drilling and specific textures and lithologies were compared to other unaltered, alkaline deposits elsewhere, such as Illimausaq in Greenland, a new lithological code was produced using, as a basis, the recognizable precursor lithologies. This has greatly advanced the understanding of the lithology, mineralogy, and to a lesser degree the petro-genesis of the deposit.

After all tests and core observations are completed, and prior to splitting, the core is photographed outdoors using a hand-held digital camera. Meterages and hole number are marked so as to be visible in all photos. Core is generally photographed in groups of six boxes. Starting in the 2009 summer drill program, drill core was also logged for geotechnical characteristics. This was initiated with the guidance of external geotechnical consultants (Knight- Piésold Consulting). Some of the holes were logged from top to bottom, while others were logged above, below, and within the Basal Zone, to determine rock quality characteristics of both the mineralized zones and country rocks. Efforts were made to select holes with varying orientations to provide comprehensive orientation characteristics of planar structural features. The geotechnical logging was done on core logging sheets and entered electronically in to a custom-designed Excel spreadsheet provided by Knight-Piésold Consulting. A total of 22 holes were logged in whole or in part. Holes which were partially logged included the Basal Zone and a minimum 10 metre interval above and below. When the core has been logged and photographed, it is stored in core racks outside the core splitting tent, from which they are then brought in to the core shack to be split and sampled. Core photos are stored on the camp computer in addition to an external hard drive.

The core splitter breaks the core into smaller lengths to fit into the mechanical core splitter, splits the core in half, and places one half in a plastic sample bag with the other half placed back into its sequence in the core box to serve as a permanent record. The sample interval is marked on a sample tag in a three-part sample book and a tag with the corresponding sample number is placed in the sample bag. The sample bag is also marked with the corresponding sample number using a felt marker. The bag is then either stapled or zip-tied closed, and placed in a rice bag with two other samples. Most rice bags contain three samples to keep weight to a manageable level. The rice bag is then marked on the outside with corresponding sample numbers contained within, and a second number identifying the rice bag itself. A sample shipment form is then completed, generally in increments of 50 rice bags, which constitutes a single shipment. The sample form is enclosed in an appropriately marked rice bag, with a duplicate paper copy kept in camp, and also kept on electronic file.

While the majority of the sample splitting has been with mechanical core splitter to produce a half core for a sample, some core has also been sawed and quartered when required for metallurgical testing or standard preparation. For metallurgical testing, core from the mineralized zones (predominantly the Basal Zone but also local samples from the Upper Zones) is sawed in half. One half is bagged for metallurgical testing following the same sampling procedure outlined above. The remaining half is then quartered with one quarter sent out for assaying and one quarter returned to the core box as a permanent record. Prior to 2009, metallurgical sampling was done on a limited basis, but for the 2009 program onwards, most Basal Zone intercepts were treated as noted here with only a quarter of HQ core for assay. Standards are inserted routinely, with a standard randomly chosen (designated “High”, “Medium” or “Low”) and inserted every 25th sample. Blanks, composed of split drill core of unaltered and un-veined diabase dyke intersected in drilling beneath Thor Lake, are inserted every 40th sample. Samples are shipped by air from Thor Lake to Yellowknife. The standard shipment is 50 rice bags, or a total of 150 samples per shipment. The rice bags are zip-tied for security, and are met and unloaded in Yellowknife by a representative of Discovery Mining Services (“Discovery”). Discovery takes the samples to its warehouse and inventories all samples and produces a manifest which is sent electronically to Thor Lake camp, and accompanies the shipment. The samples are then taken by Discovery to the core processing lab facilities of either Acme Analytical Laboratories Ltd. (“Acme”) or ALS Laboratory Group (“ALS”). At this point, the laboratories take custody of the samples. Core is sent to the preparation laboratory with specification that all core should be crushed to 90% passing 10 mesh with a supplementary charge if necessary. In the first program in 2007, two 250 gram (g) pulps were prepared from each sample, one for the primary laboratory, and one to be shipped to Avalon and used for the check analysis. As noted, for samples from drill holes completed in 2007, every sample was duplicated and sent to a secondary laboratory for check analyses. Subsequent to this (2008 to 2009), approximately every tenth pulp was sent for duplicate analysis in the secondary laboratory. Standards are inserted in the duplicate sample stream by Avalon employees prior to shipping to the secondary laboratory.

All remaining drill core is stored on site at Thor Lake. Core is racked at the exploration camp, and additional storage facilities have been utilized at the former Highwood mine site buildings at the T-Zone. Historic core, particularly T-Zone core, is stored at the mine site, while Nechalacho Deposit core is stored at the camp storage. Since December, 2009, Avalon has rented a storage location at Yellowknife airport, and laboratories are requested to return all pulps and rejects to Avalon. The material is stored in the location and a computer database held of the sample numbers and type.

Any assay results obtained prior to 2007 (holes 1 to 51) are referred to as the “older holes”. These did not have internal Quality Assurance/Quality Control (QA/QC) and were analyzed for a limited set of elements; however, six of the old holes were reassayed in 2008 for the complete suite of elements. Avalon has changed the laboratories used for analysis over time. For the first year of drilling by Avalon (2007), the primary laboratory was an independent laboratory located in Ancaster, Ontario, and the secondary laboratory was Acme in Vancouver. Samples were shipped to the facility in Ancaster, Ontario for preparation, and a duplicate pulp was submitted to Acme in Vancouver for complete check analysis. The Ontario laboratory procedures used are Codes 4B, 4B2-STD, 4B2-RESEARCH, 4LITHO and 4LITHORESEARCH. The Ontario labratory has developed a lithium metaborate/tetraborate fusion ICP Whole Rock package Code 4B and a trace element ICP-MS package Code 4B2. The two packages are combined for Code 4Litho. The quality of whole rock data in Code 4B meets or exceeds quality of data by fusion XRF Code 4C, the old standard in whole rock analysis. The fusion process ensures total metals particularly for elements like REE in resistate phases (this may not be the case for acid digestions, particularly for HREEs and other elements contained in refractory minerals like zircon, sphene, monazite, chromite, gahnite and several other phases). If refractory minerals are not digested, a bias may occur for certain REE and high field strength elements with standard acid digestions. The trace element package using ICP-MS (Codes 4B2-STD or 4B2-RESEARCH) on the fusion solution provides research quality data whether using standard or research detection limits. Note that europium (Eu) determinations are semi-quantitative in samples having extremely high barium (Ba) concentrations (greater than 1%). This package is intended primarily for un-mineralized samples. Mineralized samples can be analyzed but the results will, be semi-quantitative for the chalcophile elements (silver (Ag), arsenic (As), bismuth (Bi), cobalt (Co), copper (Cu), Molybdenum (Mo), nickel (Ni), lead (Pb), antimony (Sb), tin (Sn), tungsten (W) and zinc (Zn)).

For the 2008 winter and summer programs, the preparation laboratory was Acme in Yellowknife and the primary analytical laboratory was the Acme laboratory in Vancouver. A split of every tenth sample reject was sent to ALS laboratory in Vancouver for check analyses. All core was analyzed by Acme using two analytical packages: Group 4A and Group 4B. ALS analyzed the samples with the MS81 method. Acme’s Group 4A is a whole rock characterization package comprising four separate analytical tests. Total abundances of the major oxides and several minor elements are reported using a 0.1 gram sample analyzed by Inductively Coupled Plasma (ICP)-emission spectrometry following a lithium metaborate/tetraborate fusion and dilute nitric digestion. Loss on ignition (LOI) is by weight difference after ignition at 1,000°C. Acme’s Group 4B is a Total Trace Elements by Inductively Coupled Plasma-Mass Spectrometry (ICP-MS). This package comprises two separate analyses. Rare earth and refractory elements are determined by ICP mass spectrometry (MS) following a lithium metaborate/tetraborate fusion and nitric acid digestion of a 0.1 gram sample (same decomposition as Group 4A). In addition, a separate 0.5 gram split is digested in Aqua Regia and analyzed by ICP-MS to report the precious and base metals. For 2008, secondary samples, comprising roughly every tenth reject sample supplied by Acme, was shipped to ALS, where the samples are analyzed by the package MS81. This is a combination of lithium metaborate/ICP atomic emission spectrometry (ICP-AES) for whole rock values, lithium borate/ICP-MS for refractory mineral values and other elements, and aqua regia/ICP-MS for volatile elements.

Starting with the winter 2009 drilling campaign, all samples were prepared at ALS’ preparation facility in Yellowknife, and a subsample shipped and analysed at ALS in Vancouver by lithium metaborate/tetraborate fusion and dilute nitric acid digestion, followed by whole rock and 45 element multi-element ICP analysis (ALS sample method ME-MS81). All samples contained within intercepts above the 1.6% cutoff criteria and any additional samples exceeding analytical limits or of geological significance are re-run using similar ALS method ME-MS81H for higher concentration levels. ME-MS81H is a similar method but with greater dilution in the analytical procedure. Every tenth sample has a duplicate pulp prepared which, with inserted standards and blanks, was sent to Acme Analytical in Vancouver for check analyses. Results were monitored for key elements, and in cases of QA/QC issues, re-analysis was requested. Values were reported by the laboratories in parts per million (“ppm”) and converted to rare earth and rare metal oxides by Avalon geologists.

The following information on data verification was supplied, in part, by Avalon and edited by Scott Wilson RPA. Bruce Hudgins P.Geo, of Hudgtec, has reviewed this protocol and performed data quality control checks prior to incorporation of the final assay values into the database.

In 2007, Avalon commissioned an independent specialist laboratory from British Columbia to generate three standards called AVL-H, AVL-M or AVL-L. These standards would be inserted into the assay stream. Avalon then commissioned an independent expert to review the round robin and assess the quality of the data. During the 2009 work program, a total of 151 blanks and 242 standards were inserted into the initial ALS MS81 sample stream (n=5,689 drill core samples) for a frequency of approximately 1:38 (2.6%) for the blanks and 1:24 (4.2%) for the standards. Upon review of the initial MS81 analyses, 1,428 of the original drill core samples were requested for MS81H analyses. A total of 30 blanks and 80 standards were inserted into the ALS MS81H sample stream for a frequency of approximately 1:48 (2.1%) for the blanks and 1:18 (5.7%) for the standards. The final assay database consists of both MS81 and MS81H analyses. The results of the standard analyses were checked against the certified or provisional means and tolerances listed in the standard certificates as well as against the lab’s (ALS) own precision tolerance level of +/-10%. The three rare earth elements with the potential highest value (neodymium (Nd), terbium (Tb) and dysprosium (Dy)) were routinely monitored along with the overall values for the total rare earths (TREE%) and heavy rare earths (HREE%). Precision results of the QA/QC program for the primary lab, as measured by %RSD (relative standard deviation / sample population mean), average between approximately 2-5% for neodymium, terbium and dysprosium and overall show a weak negative bias for neodymium, terbium and dysprosium in the Lake Zone. Results for the MS81h analyses, which were completed on most of the samples in the Basal Zone, are slightly more precise as measured by %RSD and on average are approximately 1% to 4% below their certified or provisional means for neodymium, terbium and dysprosium and also for TREE. Average HREE grades from the MS81h analyses were approximately 6% to 7% below that of the certified or provisional mean from the sum of all the heavy rare earths.

As part of the QA/QC program, Avalon employed Acme to analyze duplicate rejects to confirm the primary labs accuracy. From the 2009 program, 614 rejects (“check samples”) were sent to Acme in Vancouver. Of the 614 combined pulps and standards sent to Acme, 12 were Avalon Standards and eight were blanks. This resulted in 594 paired Acme and ALS MS81 analyses from the 5,689 drill core samples for a frequency of approximately one check sample per 10 drill core samples (10%). One hundred and fifty five (155) of the ACME check samples also had corresponding MS81h analyses. This figure included a total of three blanks and four standards. ALS analyses for MS81 and MS81h appear to be approximately 2% to 3% higher for TREE and 5% to 9% higher than ACME for HREE.  Neodymium results from ALS appear to be 1% to 3% higher, terbium 10% to 18% higher and dysprosium approximately 4% to 8% higher than ACME. Wardrop Engineering (2009), in the NI 43-101 report filed September 3, 2009, concluded that there was evidence that Acme’s analyses for REE may be biased low by more than 5% (Thor Lake Resource Update, March 2009, NI 43-101 Report). Given the difference noted above between ALS and Acme analyses, it is concluded that the ALS analyses are acceptable for resource estimation purposes. However, the earlier resource estimations may be understating the grade of the deposit due to the slight low bias of the early analyses.

Mineral Resource and Mineral Reserve Estimates

Scott Wilson RPA Resource Estimate

An NI43-101 compliant resource estimate including Indicated Resources was prepared by independent consultant Scott Wilson RPA as an essential part of the pre-feasibility study. New estimates on operating costs and revenues resulted in the determination of a lower economic cut-off grade which, along with the re-classification of some Inferred Resources as Indicated, resulted in a significant expansion of the total Indicated and Inferred Resources in the deposit. Additions to the Indicated Resources in the high-grade Basal Zone significantly benefited the mine development plan.

The NI 43-101 compliant resources as currently established by Scott Wilson RPA in June, 2010 for the prefeasibility study, from all the drilling completed up to the end of 2009, are summarized in the table below.

INDICATED	Tonnes (millions)	% TREO	% HREO	% ZrO2	% Nb2O5	ppm Ga2O3	ppm Ta2O5
Upper Zone	6.89	1.45	0.17	1.86	0.286	175	194

Basal Zone	14.48	1.82	0.40	3.38	0.437	144	430

INFERRED	Tonnes (millions)	% TREO	% HREO	% ZrO2	% Nb2O5	ppm Ga2O3	ppm Ta2O5
Upper Zone	99.06	1.29	0.12	2.44	0.364	172	210

Basal Zone	76.87	1.60	0.33	3.14	0.443	134	413

Total Inferred	175.93	1.43	0.21	2.74	0.399	155	298

Notes:
(1)	Canadian Institute of Mining (“CIM”) definitions were followed for Mineral Resources.
(2)
Mineral Resources estimates are based on the following price assumptions: US$21.94/kg TREO (based on the typical distribution of the individual REE in the Basal Zone), US$3.76/kg zirconium oxide (ZrO2), US$45/kg niobium oxide (Nb2O5), US$275/kg gallium oxide (Ga2O3), and US$130/kg tantalum oxide (Ta2O5).

(3)	An exchange rate of C$1.11/US$1.00 was used.
(4)	Mineral Resources are estimated using a NMR cut-off value of C$260/tonne.
(5)	A minimum mining width of five metres was used.
(6)	Resource densities in the block model are interpolated values averaging 2.87 t/m3. Density is estimated from 7,622 density measurements on drill core completed by Avalon.
(7)	Indicated Mineral Resources are inclusive of Mineral Reserves.
(8)	Totals may differ from sum or weighted sum of numbers due to rounding.
(9)
The resources are estimated based on assays of 155 drill holes drilled by Avalon through the end of 2009 plus re-assay by Avalon of core from six historic drill holes. Drill results from the winter 2010 program are not included.

(10)
The sampling protocols as applied by Avalon were reported in detail in the Company’s press release of May 12, 2010 which is available on the Company’s website www.avalonraremetals.com or on its SEDAR profile at www.sedar.com.

Mineral resources which are not mineral reserves do not have demonstrated economic viability.

As a result of the application of a lower cut-off grade, Indicated Mineral Resources for the Basal Zone reported by Scott Wilson RPA for the Technical Report were increased to 14.4 million tonnes of 1.82% TREO and including 0.40% HREO. The overall Inferred Mineral Resources for both Basal and Upper Zones also increased to 175.93 million tonnes of 1.43% TREO including 0.21% HREO.

The Mineral Resource estimate summarized in the table above is reported by individual rare earth oxide components in the tables below.

Indicated Mineral Resources
Avalon Rare Metals Inc.  – Thor Lake Project

	Units	Upper Zone	Basal Zone	Total
Tonnes	(millions)	6.89	14.48	21.36
Light Rare Earths	% LREO	1.27%	1.42%	1.37%
Lanthanum	ppm La2O3	2,586	2,889	2,792
Cerium	ppm Ce2O3	5,897	6,536	6,330
Praseodymium	ppm Pr6O11	751	826	802
Neodymium	ppm Nd2O3	2,912	3,264	3,151
Samarium	ppm Sm2O3	570	712	666
Heavy Rare Earths	% HREO	0.18%	0.40%	0.33%
Yttrium	ppm Y2O3	837	2,101	1,694
Europium	ppm Eu2O3	62	90	81
Gadolinium	ppm Gd2O3	461	674	605
Terbium	ppm Tb4O7	52	97	83
Dysprosium	ppm Dy2O3	199	487	394
Holmium	ppm Ho2O3	29	86	68
Erbium	ppm Er2O3	73	226	176
Thulium	ppm Tm2O3	8	30	23
Ytterbium	ppm Yb2O3	52	182	140
Lutetium	ppm Lu2O3	7	25	19
Total Rare Earths	% TREO	1.45%	1.82%	1.70%
Other Elements
Zirconium	ppm ZrO2	18,560	33,843	28,917
Hafnium	ppm HfO2	380	692	591
Niobium	ppm Nb2O5	2,856	4,370	3,882
Gallium	ppm Ga2O3	175	144	154
Tantalum	ppm Ta2O5	194	430	354

Notes:
(1)	CIM definitions were followed for Mineral Resources.
(2)
Mineral Resources are estimated using price forecasts for 2014 for rare earth oxides (US$21.94/kg average), zirconium oxide (US$3.76/kg), gallium oxide (US$275/kg), tantalum oxide (US$130/kg) and niobium oxide (US$45/kg), which are significantly above current prices.

(3)	HREO grade comprises Y2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, and Lu2O3. TREO grade comprises all HREO and La2O3, Ce2O3, Nd2O3, Pr2O3, and Sm2O3.

(4)	An exchange rate of C$1.11/US$1 was used.
(5)	Mineral Resources are estimated using a NMR cut-off value of C$260/tonne.
(6)	A minimum mining width of five metres was used.
(7)
Resource densities in the block model are interpolated values averaging 2.87 t/m3. Density is estimated from 7,622 density measurements on drill core completed by Avalon.  Indicated Mineral Resources are inclusive of Mineral Reserves.

(8)	Totals may differ from sum or weighted sum of numbers due to rounding.
(9)
The resources are estimated based on assays of 155 drill holes drilled through the end of 2009 and completed by Avalon plus re-assay by Avalon of core from six historic drill holes. Drill results from the winter 2010 program are not included as not all assays have been received.

(10)
The sampling protocols as applied by Avalon were reported in detail in the Company’s press release of May 12, 2010 which is available on the Company’s website www.avalonraremetals.com or on its SEDAR profile at www.sedar.com.

Inferred Mineral Resources
Avalon Rare Metals Inc.  – Thor Lake Project

	Units	Upper Zone	Basal Zone	Total
Tonnes	(millions)	99.06	76.87	175.93
Light Rare Earths	% LREO	1.17%	1.27%	1.22%
Lanthanum	ppm La2O3	2,394	2,594	2,481
Cerium	ppm Ce2O3	5,516	5,875	5,673
Praseodymium	ppm Pr6O11	683	742	709
Neodymium	ppm Nd2O3	2,634	2,937	2,766
Samarium	ppm Sm2O3	470	597	525
Heavy Rare Earths	% HREO	0.12%	0.33%	0.21%
Yttrium	ppm Y2O3	560	1,746	1,078
Europium	ppm Eu2O3	52	74	61
Gadolinium	ppm Gd2O3	340	548	431
Terbium	ppm Tb4O7	35	81	55
Dysprosium	ppm Dy2O3	134	411	255
Holmium	ppm Ho2O3	19	73	42
Erbium	ppm Er2O3	43	176	101
Thulium	ppm Tm2O3	6	24	14
Ytterbium	ppm Yb2O3	40	139	83
Lutetium	ppm Lu2O3	6	19	12
Total Rare Earths	% TREO	1.29%	1.60%	1.43%
Other Elements
Zirconium	ppm ZrO2	24,371	31,378	27,433
Hafnium	ppm HfO2	459	650	542
Niobium	ppm Nb2O5	3,640	4,428	3,985
Gallium	ppm Ga2O3	172	134	155
Tantalum	ppm Ta2O5	210	413	298

Notes:
(1)	CIM definitions were followed for Mineral Resources.
(2)
Mineral Resources are estimated using price forecasts for 2014 for rare earth oxides (US$21.94/kg average), zirconium oxide (US$3.76/kg), gallium oxide (US$275/kg), tantalum oxide (US$130/kg) and niobium oxide (US$45/kg), which are significantly above current prices.

(3)	HREO grade comprises Y2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, and Lu2O3. TREO grade comprises all HREO and La2O3, Ce2O3, Nd2O3, Pr2O3, and Sm2O3.
(4)	An exchange rate of C$1.11/US$1 was used.
(5)	Mineral Resources are estimated using a NMR cut-off value of C$260/tonne.
(6)	A minimum mining width of five metres was used.
(7)	Resource densities in the block model are interpolated values averaging 2.87 t/m3. Density is estimated from 7,622 density measurements on drill core completed by Avalon.
(8)	Totals may differ from sum or weighted sum of numbers due to rounding.
(9)
The resources are estimated based on assays of 155 drill holes drilled through the end of 2009 and completed by Avalon plus re-assay by Avalon of core from six historic drill holes. Drill results from the winter 2010 program are not included as not all assays have been received.

(10)
The sampling protocols as applied by Avalon were reported in detail in the Company’s press release of May 12, 2010 which is available on the Company’s website www.avalonraremetals.com or its SEDAR profile at www.sedar.com.

Avalon Updated Resource Estimate

The June 2010 resource estimate completed by Scott Wilson RPA did not include the 2010 winter drill program which focused, in part, on testing a new area of interest in the Basal Zone referred to as West Long Lake, located at the westerly quarter of Long Lake, and the areas immediately to the north and south. Avalon’s Senior Resource Geologist, Finley Bakker, P. Geo. completed an estimate of the resources defined in that area from the winter drilling in that area which was disclosed on September 8, 2010.

The winter drilling increased the Indicated Mineral Resources in the key Basal Zone part of the deposit by 40% with an additional 5.97 million tonnes grading 1.57% TREO with 25.5% HREO/TREO, using the same $260 net metal return (“NMR”) cut-off grade applied in the previous resource estimate reported on June 14, 2010. Combined with the previously announced NI 43-101 compliant Indicated Resources defined in the area referred to as Tardiff Lakes, the total Indicated Mineral Resources in the Basal Zone now stands at 20.45 million tonnes grading 1.75% TREO with 23% HREO/TREO.

Further, the Basal Zone in the West Long Lake area contains a high grade sub-zone defined by applying a higher cut-off grade at $600. This yields 1.87 million tonnes grading 2.19% TREO, with 28.8% HREO/TREO, 4.29% zirconium oxide, 0.50% niobium oxide and 0.06% tantalum oxide, representing 30% of the total Indicated Resources in the West Long Lake area. Further additions to this high grade sub-zone are anticipated from the 2010 summer drilling program on the land-accessible north extension of this zone.

The resources are summarized in the following table.  Note that a portion of the existing Inferred Resources was converted to the Indicated category, meaning that the total increase in resources includes deduction for that overlap. The estimation parameters were essentially identical to those utilized by Scott Wilson RPA in June 2010.

				Undiluted Grades
					HREO /
		Tonnes	TREO	HREO	TREO	ZrO2	Nb2O5	Ta2O5	Ga2O3
INDICATED		(Millions)%		%	%	%	%	ppm	ppm
Basal	Tardiff Lake	14.48	1.82	0.40	22	3.38	0.44	430	144
	West Long Lake	5.97	1.57	0.40	25	3.06	0.39	436	127
	Total	20.45	1.75	0.40	23	3.29	0.42	432	139
Upper	Tardiff Lake	6.89	1.45	0.17	12	1.86	0.29	194	175
	West Long Lake	3.09	1.40	0.15	11	2.17	0.27	192	156
	Total	9.98	1.43	0.16	11	1.95	0.28	193	169
Grand Total		30.43	1.64	0.32	20	2.85	0.38	353	149

				Undiluted Grades
					HREO /
		Tonnes	TREO	HREO	TREO	ZrO2	Nb2O5	Ta2O5	Ga2O3
INFERRED		(Millions)%		%	%	%	%	ppm	ppm
	Nechalacho	76.87	1.60	0.33	21	3.14	0.44	413	134
Basal	Overlap	(15.85)	1.60	0.33	21	3.14	0.44	413	134
	West Long Lake	23.16	1.33	0.25	18	2.79	0.40	397	122
	Total	84.18	1.53	0.31	20	3.04	0.43	409	131
	Nechalacho	99.06	1.29	0.12	9	2.44	0.36	210	172
Upper	Overlap	(8.26)	1.29	0.12	9	2.44	0.36	210	172
	West Long Lake	7.58	1.31	0.12	9	2.03	0.27	165	163
	Total	98.38	1.29	0.12	9	2.41	0.36	207	171
Grand Total		182.56	1.40	0.21	15	2.70	0.39	300	153

Notes:
(1)	“Tardiff Lakes” refers to Indicated Resources estimated by Hudgtec and Scott Wilson RPA released on June 14, 2010 and further detailed in the Technical Report.
(2)	“West Long Lake” refers to the updated resource estimate prepared by Avalon’s Senior Resource Geologist Finley Bakker, P.Geo. and presented in the press release dated September 8, 2010.
(3)
“Overlap” refers to that portion of the West Long Lake area Inferred Resources that overlap with the previous Nechalacho Inferred Resource estimates and deducted from the totals. There was no overlap in the Indicated Resource volumes.

(4)	“Nechalacho” in the Inferred Resource table refers to the Inferred Resources for each of the Upper and Basal Zones of the Nechalacho Deposit reported on June 14, 2010.
(5)	Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Mineral Reserve Estimate

A Mineral Reserve estimate for the Thor Lake project has been prepared by Scott Wilson RPA.  The Mineral Reserve is based upon underground mining of the Nechalacho Deposit. The Mineral Reserves were all converted from Mineral Resources and no Inferred Mineral Resources were converted to Mineral Reserves.  Where inferred mineral resources are included within the stope boundaries of the mine plan the material has been treated as dilution.

	Tonnes (millions)	%TREO	% HREO	% ZrO2	% Nb2O5	% Ta2O5
Probable Reserves
Basal Zone	12.01	1.70	0.38	3.16	0.41	0.041
Total Probable Reserves	12.01	1.70	0.38	3.16	0.41	0.041

Notes:
(1)	CIM definitions were followed for Mineral Reserves.
(2)
Mineral Reserves are estimated using price forecasts for 2014 for rare earth oxides (US$21.94/kg average), zirconium oxide (US$3.76/kg), tantalum oxide (US$130/kg) and niobium oxide (US$45/kg), which are significantly above current prices.

(3)	HREO grade comprises Y2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, and Lu2O3. TREO grade comprises all HREO and La2O3, Ce2O3, Nd2O3, Pr2O3, and Sm2O3.
(4)	An exchange rate of C$1.11/US$1 was used.
(5)	Mineral Reserves are estimated using a Net Metal Return (NMR cut-off value of C$260/tonne.
(6)	A minimum mining width of five metres was used.
(7)	Totals may differ from weighted sum of numbers due to rounding.
(8)	Reserves include dilution.

The Mineral Reserve estimate summarized in the table above is reported by individual rare earth oxide components in the table below.

Probable Mineral Reserves
Avalon Rare Metals Inc.  - Thor Lake Project

	Units	Basal Zone
Tonnes	(millions)	12.01
Light Rare Earths	% LREO	1.32%
Lanthanum	ppm La2O3	2,695
Cerium	ppm Ce2O3	6,082
Praseodymium	ppm Pr6O11	768
Neodymium	ppm Nd2O3	3,036
Samarium	ppm Sm2O3	665
Heavy Rare Earths	% HREO	0.38%
Yttrium	ppm Y2O3	1,990
Europium	ppm Eu2O3	84
Gadolinium	ppm Gd2O3	632
Terbium	ppm Tb4O7	92
Dysprosium	ppm Dy2O3	462
Holmium	ppm Ho2O3	82
Erbium	ppm Er2O3	215
Thulium	ppm Tm2O3	28
Ytterbium	ppm Yb2O3	172
Lutetium	ppm Lu2O3	24
Total Rare Earths	% TREO	1.70%
Other Elements
Zirconium	ppm ZrO2	31,646
Hafnium	ppm HfO2	653
Niobium	ppm Nb2O5	4,134
Gallium	ppm Ga2O3	138
Tantalum	ppm Ta2O5	409

Notes:
(1)	CIM definitions were followed for Mineral Reserves.
(2)
Mineral Reserves are estimated using price forecasts for 2014 for rare earth oxides (US$21.94/kg average), zirconium oxide (US$3.76/kg), tantalum oxide (US$130/kg) and niobium oxide (US$45/kg), which are significantly above current prices.

(3)	HREO grade comprises Y2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, and Lu2O3. TREO grade comprises all HREO and La2O3, Ce2O3, Nd2O3, Pr2O3, and Sm2O3.

(4)	An exchange rate of C$1.11/US$1 was used.
(5)	Mineral Reserves are estimated using a NMR cut-off value of C$260/tonne.
(6)	A minimum mining width of five metres was used.
(7)	Totals may differ from sum or weighted sum of numbers due to rounding.

Mining Operations

Mining

Probable Mineral Reserves are estimated to be 12.0 million tonnes with grades of 1.71% TREO, including 0.38% HREO, 3.16% zirconium oxide (ZrO2), 0.41% niobium oxide (Nb2O5), and 0.041% tantalum oxide (Ta2O5).  Mineral Reserves were estimated at a cut-off value based on a net metal value of C$260 per tonne.  Mineral Reserves are based on an underground mine design and stope schedule.  Scott Wilson RPA notes that mineralization extends considerably beyond the designed underground mine.

The deposit is relatively flat-lying, and will be mined underground with a combination of long hole stoping and drift and fill stoping. The minimum thickness used in the development of the Mineral Reserve estimate was five metres.  The production rate used in the prefeasibility study was 2,000 tonnes per day, but contemplates initiating production at 1,000 tonnes per day and ramping up to full production by year four. The dilution is estimated to be 15%. This includes low grade, waste and inferred mineral resources within the planned stope outlines.

The stope schedule was developed on the basis of mining the highest grade stopes first. Further refinement of the stope schedule may lead to small increases in feed grades in the early years, based on the recent identification of higher grade sub-zones in the West Long Lake area, not known at the time the prefeasibility study was prepared.

Mining of the secondary stopes is dependent upon the use of a suitable backfill, assumed to be paste fill with 4% cement added as a binder.  Testwork to demonstrate that a suitable paste fill can be generated from the tailings has yet to be completed.

Processing – Concentrator

Mineral processing testwork indicates that the TREO, zirconium oxide (ZrO2), niobium (Nb2O5) and tantalum oxide (Ta2O5) can be recovered in a flotation circuit after crushing and grinding to 80% minus 38 µ with recoveries of 80% of the TREO, 90% of the zirconium oxide, 69% of the niobium oxide and 63% of the tantalum oxide to a flotation concentrate. The processing circuit also includes magnetic and gravity separation stages. The design basis for the flotation process developed for the Technical Report was to recover 18% of the feed to the concentrate.

The concentrate will be stored in covered containers at Thor Lake and shipped to the hydrometallurgical processing plant, currently expected to be at Pine Point, each summer using barges to cross Great Slave Lake.

Tailings from the flotation plant will be stored in a Tailings Management Facility located north-east of the mill site.

Processing – Hydrometallurgical Plant

Metallurgical process testwork for the extraction of the TREO, zirconium oxide, niobium oxide and tantalum oxide from the flotation concentrate was carried out for the Technical Report and the recoveries of 96% of the TREO, 93% of the zirconium oxide, 82% of the niobium oxide and 60% of the tantalum oxide were demonstrated in the laboratory.

The hydrometallurgical processing plant will consist of a concentrate “cracking” process, using a combination of acid baking, caustic cracking, and leaching using sulphuric acid and sodium hydroxide as the primary reagents.

The hydrometallurgical processing plant will consume a significant quantity of reagents, which will be brought to site by rail to Hay River and then by truck to the plant.  A stand-alone sulphuric acid plant is included to provide acid for the process.

The products from the hydrometallurgical processing plant will be a mixed rare earth oxides concentrate, and separate zirconium oxide, niobium oxide and tantalum oxide concentrates.

The products will be shipped in one tonne capacity plastic sacks on pallets (or steel drums for the tantalum oxide) and will be taken by truck to the rail head at Hay River and then by rail to Vancouver or to a central location in the US.

Tailings from the hydrometallurgical process will be stored in a Tailings Management Facility to be constructed on top of the existing tailings facility near the plant site.  It is envisioned that tailings from the Thor Lake project will be kept separated from the historical tailings by a plastic liner.

Pine Point has been selected as a reasonable location within the NWT for the hydrometallurgical processing plant, due to the existing disturbance at the brown-field site, reasonable logistics for concentrate and reagent transportation, and access to infrastructure.  Both Avalon’s aboriginal partners and the Government of the NWT have expressed a preference for keeping the hydrometallurgical processing plant in the north.  In Scott Wilson RPA’s opinion, however, the cost of transporting the required reagents outweighs the cost of transporting the concentrate further south, and the Thor Lake project is incurring an economic disadvantage by assuming a northern location for the hydrometallurgical processing plant.

Capital Cost Estimate

A capital cost estimate has been compiled for all phases of the project.  The capital estimate is $899,733 million and covers the life of the Thor Lake project and includes: all capital costs and $39 million in recovery of capital invested in initial fills for reagents, fuel and cement and in spare parts.

Working capital costs related to the time between the shipment from the site and the receipt of payment for the products are not included in the capital estimate but are included in the project cash flow.

The capital costs do not include: costs to obtain permits, costs for feasibility study, GST/HST, corporate administration costs in Delta and Toronto, exploration activities, salvage value of assets, and severance cost for employees at the cessation of operations.

Operating Cost Estimate

The operating cost estimate was compiled from work by J. R. Goode and Associates and Scott Wilson RPA.  The operating costs in the expansion year were estimated as an average of the costs in the preceding and following years.  The life of mine (“LOM”) average operating cost per tonne is estimated at $266.92 (based on the three year ramp-up model) including mining, processing at site and at the hydrometallurgical plant and freight of the product to a point of sale.  Operating costs, including the costs at Pine Point, when shown on a per tonne basis are per tonne of ore milled at Thor Lake.

The operating costs do not include: any provision for inflation, any provision for changes in exchange rates, GST/HST, preproduction period expenditures, corporate administration and head office costs in Delta and Toronto, site exploration costs or infill drilling or development for conversion of additional resources to mineral reserves.

Cash Flow Analysis

The cash flow analysis in based on the extraction of the Probable Mineral Reserves in a production plan which extends to the end of year 20.

Pre-Tax

Considering the full project on a stand-alone basis, the undiscounted pre-tax cash flow totals $2,091 million over the mine life and simple payback occurs 6.84 years after the start of production.  The IRR is 14.2% and the net present value (NPV) is as follows:

•      $826 million at a 5% discount rate
•      $428 million at an 8% discount rate
•      $246 million at a 10% discount rate

After-tax

Considering the full project on a stand-alone basis, the undiscounted after-tax cash flow totals $1,506 million over the mine life and simple payback occurs seven and a quarter years after the start of production.  The IRR is 11.8% and the net present value (NPV) is as follows:

•      $540 million at a 5% discount rate
•      $236 million at an 8% discount rate
•      $97 million at a 10% discount rate

The cost per kilogram of product is US$5.93, and the net revenue per kilogram of product is US$11.91. The average annual production of saleable products is 26,000 tonnes, which rises to a maximum of 32,900 tonnes in year 16.

Budget to Complete a Bankable Feasibility Study

The Company provided a budget (see table below) for the completion of a bankable feasibility study, environmental assessment and permitting, aboriginal engagement, metallurgical pilot tests and securing customer contracts. In the opinion of Scott Wilson RPA, this budget is reasonable and appropriate for advancing the Thor Lake project.

Project Advancement Budget
Item	Cost (C$ millions)
Exploration/Upgrade Drilling and Geology	19.5
Metallurgical Testwork	5.0
Technical Studies and Support	4.0
Environmental Work	2.0
Sales and Marketing	1.5
Administration	11.5
Total	43.5

Markets

For the purposes of the Technical Report, Avalon’s consultants collected historical price information, supply/demand analysis, and forecasts for the future. The sources of price information include the websites of Metal-PagesTM and Asian Metal, reports by BCC Research (“BCC”) and Roskill Information Services (“Roskill”), verbal communication with Kaz Machida, a metal trader in the Japanese market and private reports to Avalon by Industrial Minerals Company of Australia Pty Ltd (“IMCOA”), authored by Dudley Kingsnorth, who also produces the rare earths market study for Roskill.

Rare Earth Supply

Rare earths are found in more than 200 minerals, of which about a third contain significant concentrations. Only a handful, however, have potential commercial interest. The most important source minerals are carbonates (bastnaesite) and the phosphates (monazite and xenotime). Apatite is also an important source of rare earths, while heavy rare earths are more commonly found in minerals in granitic and alkaline rocks and in ionic clays.

By far the most important of current sources are the Bayan Obo iron rare earth deposits near Baotou, Inner Mongolia, the bastnaesite deposits in Sichuan, China and the ionic clay deposits in southern China. China is the dominant source of all rare earth oxides, accounting for approximately 97% of world production in 2009. LREE’s are primarily produced in northern China (Inner Mongolia) and south-western China (Sichuan). The HREE’s are primarily produced in southern China (Guangdong), from ionic clays. It is most probable that effective production capacity in 2008 was approximately 125,000 tonnes contained rare earth oxide (REO).

The Chinese government has instituted new regulations affecting licensing of rare earth production and is strongly encouraging and supporting the consolidation of the industry by major state-owned companies, as further described in the Technical Report. Overall, it is anticipated that supply of rare earths from China will be constrained over the forecast horizon of 2014 to 2015, with little to no increase in available supply from China. Accordingly, increases in supply will primarily have to be met from non-Chinese sources.

Rare Earth Demand

BCC and IMCOA forecast TREO demand in 2014 to be in the range of 175,000 tonnes to 180,000 tonnes, increasing to 197,000 tonnes in 2015. This is a significant increase from the 2008 level of approximately 125,000 tonnes. Demand fell in 2009 due to the global economic downturn, however, BCC forecasts (BCC, 2009) increases of 8% to 9% per year for the period of 2009 to 2014.

By the end of the forecast period, the overall supply of rare earths is expected to exceed the demand of the individual elements due to co-production requirements, resulting in an excess of some REOs and a shortage of others, particularly two of the HREEs, dysprosium and terbium. Supply projections include provision for new, non-Chinese suppliers from a number of advanced projects.  Based on anticipated REO product mix from these projects, it is likely that a supply shortfall in many of the more critical rare earths is likely to emerge by 2014, which is expected to lead to higher prices, both inside and outside China.

Rare Earth Element Pricing

BCC published a study on future pricing of rare earths in 2009.  BCC is an information resource for rare earths, producing market research reports, newsletters and conferences.  The forecast period of the study is through to 2014, coinciding with the planned start-up time for the Nechalacho Deposit.  BCC concluded in its report that the combination of demand growth, Chinese government policy, production cost pressures and inflation over the 2010 to 2014 period would likely result in a compound average growth rate (“CAGR”) of between 20% and 30% in prices for rare earths outside China.  This corresponds to an average annual price increase of 9.1%.

Scott Wilson RPA believes that a realistic pricing scenario through 2014 will conform to increases in demand for each of the rare earth oxides plus production cost inflation in China.  On this basis, Scott Wilson RPA is of the opinion that a CAGR of 20% for average price is not unreasonable, with the exception of lanthanum  (La) and cerium (Ce), which are projected to be in substantial market surplus.  The variation in price increase for the other oxides may be anticipated to be significant, with higher than average increase for oxides such as neodymium(Nd), dysprosium (Dy) and terbium (Tb) offsetting lower than average price increases for oxides in relative excess supply.

For the Technical Report, the 2009 rare earth prices were uniformly escalated by 20% per year to 2014, with the exception of lanthanum and cerium, which were not escalated.

Marketing Conclusions

Scott Wilson RPA notes that the TREO price assumptions used for outside China in the Technical Report are higher than current prices due to recent high price volatility related to the impact of severe Chinese export quota reductions. The prices are based on independent, third-party forecasts for 2014, based on supply and demand projections from 2009 to 2014. Unlike forecasts for more common exchange traded metals, which tend to decline to a long-term value below current prices, the forecasts for the rare metals (not exchange traded) produced by the Thor Lake project end up higher than current prices. Since the Thor Lake project schedules production commencing in 2014, Scott Wilson RPA is of the opinion that these long-term price forecasts are a reasonable basis for estimation of Mineral Reserves.

Exploration and Development

Ongoing Drilling

Drilling has continued on the property during the summer of 2010, with two rigs active contracted from Foraco Drilling Ltd. The drilling has three main purposes:

1.	Continuing definition of Indicated Resources, in order to increase availability of high grade resources for the mine plan.

2.	Acquisition of sample for metallurgical testwork, with one rig using large diameter PQ core especially for this purpose.

3.	Hydrogeological and geomechanical testwork on drill holes in order to determine various parameters applicable to future mining conditions.

Recommendations and Conclusions from the Technical Report

Scott Wilson RPA has identified many conclusions and recommendations to further enhance the Thor Lake project for the bankable feasibility study stage and add to the mineral resources on the property. Additional work by Avalon and third party consultants/contractors will be ongoing to develop a bankable feasibility level technical report upon which to obtain debt financing for eventual construction and start-up of operations. Additional opportunities identified by Scott Wilson RPA for the next phase of the Thor Lake project include:

•	Continue exploration drilling at the Nechalacho Deposit to define the new areas of mineralization.
•	Review of the stoping sequence and stoping plans to determine whether further increases in the feed grades in the early years are obtainable.
•	Incorporate additional Indicated Resources into the mine plan as they become available.
•	Investigate higher production rate scenarios.
•	Optimization of mass pull (affecting concentrate handling costs) vs. recovery (affecting revenue) for the concentrator should be carried out at the feasibility stage.
•	Continue testwork to optimize the mineral cracking process, to fully define the process for the recovery of values from the flotation concentrate.
•
Conduct a trade-off study for site location of the hydrometallurgical plant due to the Thor Lake project incurring an economic disadvantage by assuming a northern location for the hydrometallurgical plant.

•	Review availability of grid power for both site locations as the Thor Lake project is advanced.

Rare Earth Separation Plant

Subsequent to the issuance of the Technical Report, and subsequent to the Company’s year end, Avalon received a study for the construction of a rare earth separation plant in North America. The authors of the study concluded that such a plant assuming construction at an arbitrary location in southern Ontario, with a design capacity of 25,000 tonnes per annum of TREO, would cost an estimated $346 million, with an intended level of accuracy of +/- 35%.

This plant capacity is intended to handle the presently contemplated production of 10,000 t/a from Nechalacho, any future production increases by the Company and process material from other potential future producers, especially those producing chemical precipitates rich in the heavy rare earths.

Key site selection criteria include proximity to transportation infrastructure, and proximity to suppliers of the principal reagents required which include hydrochloric acid and caustic soda. The delivered cost of these reagents accounts for most of the plant's total estimated operating cost. A number of possible sites meeting these criteria have been identified by the Company and additional sites will be considered in other parts of the world as a part of feasibility study work.

4.2.2	The Separation Rapids Project

The Separation Rapids property is host to one of the largest rare metal pegmatite deposits in the world. Known as the “Big Whopper” project (“BWP”), it is only the fourth example in the world of a rare metal pegmatite with the size required to be of major economic importance and only the second to be enriched in the rare lithium mineral petalite. The deposit is a potential source of lithium minerals for use in the glass and ceramics industry and specialty composite materials and is also a potential source of lithium chemicals for the growing rechargeable battery market. There is also potential for production of tantalum and rubidium minerals and a pure form of sodium feldspar.

The Separation Rapids property now consists of five mineral claims and one mining lease covering a combined area of approximately 1455 hectares (3,600 acres) in the Paterson Lake Area, Kenora Mining Division, Ontario, all of which are owned 100% by Avalon. The lease covers an area of 421.44 hectares over the area of the Big Whopper deposit and adjacent lands that may be used for mine development infrastructure. The original vendors retain a 2.0% “NSR” interest in the property, of which 1.0% can be bought back by Avalon at any time for $1,000,000.

The Separation Rapids property is situated approximately 70 kilometres by road north of Kenora, Ontario and is directly accessible via a newly constructed private road. The main line of the Canadian National Railway passes through the village of Redditt, just 50 kilometres by road south of the Separation Rapids property. The property lies within the traditional land use area of the Wabaseemoong Independent Nations of Whitedog, Ontario (“Wabaseemoong”), an aboriginal community located approximately 35 kilometres southwest of the property and is the closest community to the project site.

Water for mineral processing and other needs is available in abundance in the project area. The closest hydroelectric power generating station is located at Whitedog Falls. The transmission line comes within 30 kilometres of the Separation Rapids property.

Topography, Climate and Vegetation

The Separation Rapids area is typical of much of northwestern Ontario and the Canadian Shield. The property is relatively flat with an average elevation of approximately 350 metres above sea level. Local topographic relief is limited to about 50 metres. Outcrop exposure is in general less than 40% in the project area, but the area containing the BWP has been stripped of ground cover or trenched. The remainder of the property is covered by thin glacial till deposits and soils, local swamps and marshes and river bottom sediments.

The project area is covered by boreal forest with the dominant species being Jackpine and Black Spruce. Willow shrubs and grasses dominate the low marshy areas and the shoreline of the English River. The local forest is largely non-merchantable timber due to the extensive amount “blowdown” from a major windstorm that occurred about seventeen years ago.

The climate is typical of Canada’s mid-latitudes. Winters are cold and long, stretching from late October to mid-May with extremes in winter of below -40°C, not including windchill. The spring-summer-fall periods are comparatively short and summer temperatures are typically warm.

Project History

Since acquiring the property in October 1996, Avalon has expended approximately $4.4 million on exploration and development work primarily focused on the lithium minerals potential. This involved geological mapping, trenching, ground magnetic surveys, mineralogical studies and diamond drilling totalling 10,152 metres in 69 holes. This work culminated in 1999 with the completion of a comprehensive pre-feasibility study on the viability of producing petalite with by-product feldspars, by independent consultant Micon International Inc. (“Micon”). The business model involved production of high purity concentrates of petalite for sale to glass-ceramics manufacturers such as Corning for use in its famous Corningware® cookware. The Company was unsuccessful in advancing the project on this basis following the shutdown of Corningware’s US manufacturing facility in 2001.

In 2000 and 2001, during a period of increased demand for tantalum, the Company completed follow-up work including additional exploration drilling and metallurgical test work for tantalum, follow-up market studies and a plant design study to provide more detailed capital and operating cost estimates for both the pilot scale and full scale ore processing facilities. However, the tantalum grades in the deposit did not justify development as a tantalum producer on a stand-alone basis, particularly once demand and prices for tantalum began to fall in 2002, and these expenditures were subsequently written off.

In 2002 and 2003, Avalon completed a Scoping Study to evaluate an alternative development concept for the project which involved producing a diluted petalite product called “high-lithium feldspar”. The concept was based on application of a simple dry processing technique to remove the iron and tantalum-bearing minerals by magnetic separation and aggregating the feldspar and quartz with the petalite into a material to be marketed as a low cost, lithium-enriched glass sand. Subsequent process test work on a six tonne bulk sample and crucible melt studies demonstrated that an acceptable quality product could be produced which would have the advantage of lowering the melting temperature of the glass batch, thereby reducing the manufacturers’ energy costs and emissions of greenhouse gases. However, development was frustrated by the requirement for large volume test samples and the lack of suitably equipped custom milling facilities available to produce such a sample.

In 2005, a potential new market for the petalite ore was identified as an ingredient in a new non-combustible composite material with various potential construction applications. The untreated crushed petalite ore could be used directly in the manufacturing process for this material, creating an interesting development opportunity for Avalon. In 2006, a 300 tonne bulk sample of the ore was extracted and crushed for delivery to the customer for its own product development purposes. Deliveries of this material began in early 2007 but have since been discontinued, while the customer, a development stage company, attempted to raise additional capital. No definitive timeline for resumption of shipments has been determined.

With increasing energy prices and concerns about climate change related to greenhouse gas emissions, interest in lithium additions to glass formulations is increasing, creating new opportunities for lithium minerals producers. The Company is continuing to investigate these opportunities through an on-going marketing campaign and periodically produces small test samples for laboratory evaluation by potential customers.

The only recent work at the site has been boundary surveying in connection with the mining lease application made in 2009 and some clean-up of debris left from the old campsite.

Geology and Resources

The Archean-aged BWP belongs to the petalite sub-type, complex-type class of rare metal pegmatites. The complex-type pegmatites are geochemically the most highly evolved in the spectrum of granitic pegmatites and petalite-bearing pegmatites comprise only 2% of the known complex-type pegmatites.

Complex-type pegmatites are found in many areas of the world and are economically important as resources for the rare metals, including lithium, tantalum, cesium and rubidium. Except for the producing Tanco (Manitoba), Bikita (Zimbabwe) and Greenbushes (Western Australia) mines, most complex-type pegmatites are too small to be profitably mined. While comparable in size, the BWP exhibits some significant differences from the norm in its structural setting, preservation of magmatic zonation and overall crystal size. Unlike Tanco and Bikita, which are shallowly dipping, undeformed zoned intrusions, and Greenbushes, which is an approximately 45°-dipping, zoned pegmatite, the BWP is subvertically-dipping, complexly folded, and strongly foliated, with a smaller average grain size.

The BWP exhibits zoning characteristics seen in other highly evolved rare-metal pegmatites, i.e. well-developed wall zones and a petalite-rich intermediate zone. However, within the BWP a significant portion of these zonal features has been tectonically modified. In addition, all three currently producing rare-metal pegmatite deposits contain exceptionally large crystals of spodumene, petalite and feldspars which permit selective mining; which will not be possible at the BWP due to its reduced crystal size.

The geological mapping and diamond drilling work done by Avalon have delineated the Big Whopper pegmatite system over a strikelength exceeding 1.5 kilometres, with widths ranging from 10 metres to 80 metres and to a vertical depth of close to 300 metres, where it remains open. It consists of a vertically oriented massive petalite pegmatite dyke striking 280º, hosted by metamorphosed mafic volcanic rocks (amphibolite) and flanked by a swarm of narrower albite and petalite dykes. These have all undergone intense deformation in a high strain zone resulting in folding, boudinage, and shearing.

The 1997/1998 drilling program delineated an indicated petalite resource of 8.9 million tonnes and an inferred petalite resource of 2.7 million tonnes both grading 1.34% lithium oxide (Li2O), 0.007% tantalum oxide (Ta2O5) and 0.30% rubidium oxide (Rb2O). These resources are delineated over a strikelength of 600 metres, to a maximum vertical depth of 250 metres and remain open for expansion both to depth and along strike. The lithium and rubidium grades are consistent with a petalite content averaging 25±5% and an Rb-K-feldspar content averaging 10% to 15%, with the rest of the rock consisting mainly of albite, muscovite, lepidolite, and quartz. Important accessory minerals include spodumene, spessartine, cassiterite, and columbite-tantalite, the principal ore mineral for tantalum.

The mineralized zone is well exposed at surface in a low dome-shaped hill, where it averages 55 metres in width over a 400 metre strikelength. This part of the deposit will be readily amenable to mining by low-cost quarrying methods. A conceptual open pit designed for the pre-feasibility study by Micon contains a probable reserve of 7.72 million tonnes grading 1.4% lithium oxide (Li2O), (NI 43-101 audited) which is the reserve used for present planning purposes.

Marketing

BWP is unusual in its enrichment in petalite as the dominant lithium mineral in the ore and in the degree of structural deformation that it has undergone. This resulted in homogenization of the original mineralogical zoning characteristics of the pegmatite into a relatively uniform chemical composition, a circumstance that appears to be unique in the world. Under the original development scenario, this characteristic presented a challenge in processing the ore to produce a high quality petalite concentrate, a challenge that was eventually overcome with the development of an efficient froth flotation process at SGS.

The high-lithium feldspar development concept took advantage of the inherent homogeneity of the ore to produce a blended product using a low cost dry milling process and potential markets for this potential product are still being investigated. The project is well-situated in terms of proximity to major railway lines providing ready access into the main target markets in the glass and ceramics industry which are located in the midwestern and southwestern United States.

In 2002, Avalon engaged the services of Amalgamet Canada (“Amalgamet”) as its sales and marketing agent. Amalgamet is experienced in the marketing of similar products to the glass and ceramics industries, including lithium minerals. Amalgamet continues to actively promote the use of lithium minerals in the glass and ceramics industry, and was responsible for identifying the new market opportunity in specialty composites in 2005. Increasing demand for lithium ion batteries has increased prices for lithium carbonate making it less competitive with lithium minerals in many glass applications. Amalgamet continues to believe that lithium use by North American glass manufacturers will eventually increase because of the benefits it offers with regard to reducing glass furnace energy requirements and greenhouse gas emissions, and Amalgamet continues to provide consulting services to the Company.

Environmental and Permitting

The project benefits from a lack of environmental issues due to the fact that the ore is environmentally benign, containing no toxic, radioactive, or acid-generating minerals. Avalon completed environmental baseline studies in the project area in 1999, ensuring that local environmental sensitivities were identified at an early stage. This study was updated in 2006 and 2007.

Recent bulk sampling and site development work was done under an Advanced Exploration permit originally granted by the Ministry of Northern Development and Mines in 2000 and re-activated in 2006.
Avalon has been proactive in establishing a dialogue with the First Nations of the area, and in August 1999 signed a Memorandum of Understanding with Wabaseemoong to address community concerns regarding new resource development in their traditional land use area, access to employment opportunities and other benefits. Avalon fully intends to develop the project in co-operation with Wabaseemoong and continues to keep the community leadership well-informed on new developments.

On October 1, 2009, the Company acquired a Mining Lease over the Big Whopper petalite deposit and all neighbouring lands that may be needed for development work. The lease covers an area of 400.181 hectares and has a term of 21 years. Annual rental costs total $1,264.

Current Work and Future Plans

In 2007, metallurgical process research work was initiated in order to develop a modified petalite process flowsheet, with the objective of finding an alternative reagent scheme to replace hydrofluoric acid, a hazardous chemical that was employed in the original process flowsheet. This work was successfully carried out and completed in September 2008 at SGS, who also developed the original flowsheet. The next steps will involve updating the 1999 pre-feasibility study to reflect the costs associated with the new process flowsheet and developments in the market.

Test quantities of petalite concentrate were also produced for market development work as several companies have recently expressed interest in testing the material for potential application in glass and ceramic formulations. The Company continues to implement a pro-active market development program with the glass and ceramics industry to demonstrate the energy-savings and environmental benefits associated with the use of lithium in its batch formulations. This has involved a number of presentations both in-house and at glass industry conferences and interest is growing along with public pressure for the industry to reduce its greenhouse gas emissions.

In 2007, Avalon initiated a research project to investigate the potential application of hydrometallurgical extraction technology to recover a lithium product suitable for the rapidly growing lithium ion battery market, while continuing to investigate other potential lithium minerals markets. The metallurgical research work was not completed due to personnel changes at SGS. Such technology has been successfully applied to other lithium minerals and initial literature research indicates that this technology should be effective with the petalite that is the dominant lithium mineral at Separation Rapids. A positive result would lead to a preliminary economic assessment of developing the project as a lithium chemicals producer. Both the market development work and the metallurgical research are being carried out under the supervision of Ian London, P.Eng, Marketing Development and Energy Advisor to Avalon.

Increased demand for lithium forecast due to its growing use in rechargeable batteries for hybrid and electric vehicles is creating new interest in lithium resource development opportunities. The Company is presently considering a number of alternatives to take advantage of this new interest to access development capital for the project, perhaps through a joint venture.

4.2.3	The Warren Township Anorthosite Project

Project Background

The Warren Township calcium feldspar project is an advanced mineral development opportunity located near the Village of Foleyet, 100 kilometres west of Timmins, Ontario. The project consists of three mining claims totalling 728.43 hectares staked by Avalon in 2002, that are 100% owned by the Company. The three claims cover a portion of the Shawmere Anorthosite Complex hosting a large resource (in excess of 800,000 tonnes) of a high purity anorthosite consisting of up to 98% high calcium plagioclase feldspar.

Anorthosite is an unusual mafic igneous intrusive rock consisting of greater than 90% plagioclase feldspar. Previous work has demonstrated that this material can be processed to produce a high quality calcium feldspar raw material for the manufacture of reinforcing glass fibre and other industrial products such as mineral fillers. The location of the property near both road and rail transportation infrastructure and its proximity to markets in southern Ontario and the northeastern United States offers the potential for development of a low-cost, highly profitable industrial minerals operation.

Topography, Climate and Vegetation

The project site is typical of much of northeastern Ontario and the Canadian Shield. The property is relatively flat, with the anorthosite outcrops on the property forming local topographic highs. The average elevation on the property is approximately 390 metres above sea level. Local topographic relief is in the order of 20 to 30 metres. Within the claim boundary, outcrop exposure is approximately 40%, with the area of immediate mining potential being approximately 80% exposed. The Carty-Warren road overlies the centre of the deposit area. Thin glacial deposits and soils, with some swampy areas cover the remainder of the property.

The project area comprises part of an active forest concession and was logged over in 1989 through 1990. Re-planting has been minimal, with natural regeneration being the reforestation method of choice and scrub alder now predominates. Cedars are present in the low-lying swampy areas.

The climate in the claim area is typical of the Timmins-Chapleau area. Winters are cold with high snowfall. Summers can be hot with limited rain. In general, snowfall in the region increases toward Chapleau, while winds tend to be higher toward Timmins. Overall, the climatic conditions are approximately midway between those recorded for Chapleau and those for Timmins.

Previous Work

The Warren Township project was previously owned by Purechem Limited (“Purechem”), a private company that spent over $200,000 from 1993 to 2001 evaluating the property first as a potential producer of aluminum chemicals and later as a producer of high purity calcium feldspar. This involved geological mapping, trenching, market development and percussion drilling to define mineral resources. Purechem’s consultants prepared a resource estimate which reported 506,208 tonnes of measured resources and 351,796 tonnes of indicated resources in two separate areas. However, these resources have not been audited for compliance with current resource reporting standards under NI 43-101 and therefore should not be relied upon.

Purechem was successful in identifying a major potential customer for the calcium feldspar product in southern Ontario and completed a positive pre-feasibility study for the development of the project on this basis. The calcium feldspar is well suited as a raw material for the textile glass reinforcement product made at this facility and would replace high cost kaolin and high purity limestone presently imported from the United States.

Purechem’s potential customer had indicated a willingness to purchase a minimum of 12,000 tonnes per year of the product subject to the successful completion of an in-plant evaluation of a 320 tonne bulk sample of the product. However, due to weak equity markets, Purechem was unable to secure the estimated $250,000 in new financing required to extract, process and deliver the bulk sample, and was forced to abandon the project in 2002.

After staking the property in October 2002, Avalon approached Hains Technology Associates (“Hains”), the author of the pre-feasibility study for Purechem, to prepare a new pre-feasibility study and business plan for the Company by updating the original study prepared for Purechem. This study was completed in February 2003 and among its conclusions found that the market opportunity in reinforcing glass fibre identified by Purechem still exists. Since that time, the fibreglass market has continued to grow with new applications emerging such as in blades for wind turbines.

2004 Work Program

In 2004, an $80,000 work program was carried out on the Warren Township property involving the collection and processing of a 10 tonne bulk sample to produce test quantities of the calcium product for two potential customers, one in the glass industry and the other in the paper industry. The Company also completed engineering work to design a pilot plant and work program for carrying out a larger scale bulk sampling program. The bulk sampling program did not proceed after the glass industry customer concluded that the soda level in the product exceeded their limit.

The second potential customer, a specialty paper producer, considering the product for a filler application, indicated that it required a larger test sample to complete its evaluation of the material. Cost efficient production and delivery of this sample was contingent upon also receiving an order for a large scale bulk sample from the glass customer and consequently the Company put the project on hold in 2005.

2006 to 2008 Work Program

Early in 2006, the Company received a new expression of interest for the calcium feldspar product from another potential customer in the glass industry. A small test sample was evaluated by the customer and its chemical specifications were deemed acceptable. Subsequently, a long term price for the material was negotiated and the Company began to investigate alternatives for preparation and delivery of a large scale product sample for a full scale furnace trial at one of the customer’s plants in the United States. The process flowsheet is a relatively simple one involving dry grinding and magnetic removal of the very small amounts of contained ferro-magnesian minerals from the ore.

In late 2006, a suitable toll milling facility was identified in southern Alberta and, after entering into a formal agreement with the customer, arrangements were made for extracting up to 1,000 tonnes of material for processing and delivery to the toll milling facility in early 2007. This work was completed over a nine month period from February to October 2007. The program cost including sample extraction, shipping, processing and supervision was budgeted at $500,000 but, due to operational inefficiencies, ended up costing $850,000 net of cost recoveries from the customer.

The bulk sample program was successful in delivering a 417 tonne product sample to the customer, a major North American glass manufacturer. The material was used in a furnace trial to evaluate its performance as an alternative raw material for certain fiberglass applications offering potential product quality, cost and environmental benefits including reduction of furnace greenhouse gas emissions. The tests confirmed that substituting anorthosite into the batch formula, whereby it partially or fully replaced the requirement for two other feedstock, reduced energy demand by at least 10% and significantly reduced greenhouse gas emissions. The principles upon which these results were achieved were basically three-fold: the new formulation lowered the melting point of the combined batch feeds, the anorthosite has less contained moisture content so that it doesn’t require energy to boil it off, and anorthosite does not contain any carbonates (as do some of the other batch feeds) thereby reducing the production of carbon dioxide (CO2) products.

The Company continues its work toward securing a production permit for the Warren Township project under the Aggregate Resources Act of Ontario. This work, being carried out under the direction of Fudge & Associates of North Bay, Ontario, has also included community consultation work in the Foleyet area and with First Nations in the Chapleau area. A Memorandum of Understanding (“MOU”) with the Chapleau Cree First Nation was finalized during 2009. The substance of the MOU was disclosed in a press release dated February 26, 2009 and a formal signing ceremony was conducted during the PDAC convention on March 3, 2009.

There are no specific timelines in place for initiation of any new work programs on the project. The market development work is being carried out under the supervision of Ian London, P.Eng., Marketing Develoment and Energy Advisor to Avalon.

4.2.4	East Kemptville Project

Location, Ownership, Climate and Topography

The 100% owned East Kemptville tin–indium (copper-zinc) project is located approximately 45 kilometres northeast of Yarmouth, in Yarmouth County, southwestern Nova Scotia in the vicinity of the former East Kemptville Tin Mine. Highway #203 which connects the Town of Yarmouth to the southwest with the Town of Shelburne to the east passes a short distance to the northwest of the exploration licences.

The property consists of eight contiguous exploration licenses and a Special License comprising 12,520 acres and 880 acres respectively. The Special License was granted by the Province of Nova Scotia in August 2006 over part of the former mine site and since that time various exploration licenses have been staked to cover potential regional exploration targets identified in the Company’s compilation efforts.

The Company was granted the special exploration licence (“Special Licence”) to search and prospect for all minerals except for coal, salt, potash and uranium within 22 claims totalling approximately 880 acres. In order to keep the licence in good standing, the Company must incur a total of $2,250,000 in exploration expenditures by August 1, 2011. Surface rights related to the licence are held by both Rio Algom Ltd. (“Rio”), a subsidiary of BHP Billiton, and the Crown. Rio is continuing to conduct environmental remediation work at the mine site. Access to the site will have to be negotiated with Rio. Access to the Company’s exploration licenses for non-intrusive exploration work is covered through a basic Crown Access permit and from verbal agreements with private landowners as required in the normal course of exploration.

The project area is flat-lying, poorly-drained terrain with extensive glacial till cover and very limited bedrock exposure. There are numerous small wetlands, creeks and ponds and consequently, limited agricultural development. Vegetation is mixed coniferous deciduous. Climate is temperate and typically maritime with high humidity characterized by frequent precipitation and fog.

Project Background

The Company was attracted to the East Kemptville area because of its potential to host resources of indium, a rare metal now in high demand due to its use in thin film coatings in flat screen TVs, computer monitors and solar energy panels. Indium prices reached a high of US$1,060/kg in 2005 and it is currently trading over the past quarter in the range of US$500 to US$600/kg. Primary indium supplies are presently constrained as the metal is only produced as a by-product of the smelting of zinc concentrates. One of the few known geological environments where indium is enriched is in greisen-type tin-zinc-copper deposits such as that which was historically mined (primarily for tin) at East Kemptville.

The East Kemptville tin deposit was discovered in 1979 by Shell Canada Resources and later brought to production in 1985 by Rio as an open pit mine with a 10,000 tonnes per day milling operation. Initial resources were reported at 56 million tonnes grading 0.165% tin (Sn). The operation struggled to survive, first due to poor tin recoveries and later due to declining tin prices which fell from around US$6/lb in 1985 to $1.85/lb in 1991 following the collapse of the international tin cartel. Operations were shut down in 1992 and the mill was subsequently disassembled and removed from the site. Tin prices quoted on the London Metal Exchange (“LME”) currently exceed US$12/lb.

The East Kemptville tin deposit occurs in the contact zone of the Devonian age Davis Lake granitic intrusion which is a phase of the regional South Mountain granite batholith. Tin mineralization is contained in cassiterite associated with sphalerite, chalcopyrite and pyrrhotite in quartz-topaz greisen zones. Numerous other similar tin occurrences occur in the region both in the Davis Lake pluton and in altered zones in the neighbouring clastic sedimentary rocks of the Ordovician Meguma group.

Little direct evidence of indium enrichment in the mineralized zones at East Kemptville existed until 2005 when the Company undertook analytical work specifically for indium on drill cores archived at the Nova Scotia Department of Natural Resources (“NSDNR”) core library. This work revealed the presence of highly anomalous indium (In) values of up to 120 ppm indium associated with disseminated zinc mineralization from the Baby Zone and a mineralized tin greisen located peripheral to the main tin deposit. Anomalous levels of other rare metals such as tungsten, gallium and germanium were also detected in the Baby Zone samples. The Special License covers the Baby Zone area as well as potential new zones or extensions to the southwest.

The Baby Zone has been described by NSDNR geologists as a relatively high-grade tin satellite deposit that was developed and mined for a brief period shortly before the operation closed in 1992. Historical resources in this deposit were not separately reported although the tin grade was apparently higher than the 0.206% tin average grade for the collective resource estimate that was in the public domain at the time of mine closure (42 million tonnes at 0.17% tin (Sn), 0.19% zinc (Zn) and 0.07% copper (Cu), not audited for compliance with reporting standards under NI 43-101 and therefore are not to be relied upon). It has also been reported anecdotally that the copper-zinc sulphide content in the Baby Zone deposit was higher than what was typical of the Main Zone tin deposit, which is significant with respect to its potential for hosting high concentrations of indium.

Recent Work

In 2006, Avalon initiated a detailed compilation of historical exploration and operational data for the project area in order to fully evaluate the project for its tin, base metals and rare metals potential. This work was supplemented with re-logging, assaying and mineralogical studies (SGS – QEMSCAN) of existing drill cores from the Baby and Main Zones that were archived at the NSDNR core storage facility.

Analytical results from the re-sampling work to date confirm the levels of tin, zinc and copper previously reported by the former explorers and operators. Indium results from sampling of several historic holes through the Baby Zone returned individual sample highs up to 57 ppm indium over 1.50 metres and averaged 13 ppm indium for all the samples taken in the Baby Zone drill holes. More recent analyses received during 2008 returned an anomalous indium intercept averaging 41 ppm indium over a drill core thickness of 15.0 metres immediately beneath the Main Pit at East Kemptville. This intercept was also associated with significant tin (average of 0.66% tin (Sn)) and zinc (average of 0.65% zinc (Zn)) mineralization.

Indium values have been found to correlate strongly with zinc in all holes, an association that has been noted in many other similar mineral deposits, where typically the indium is contained in sphalerite and therefore reports to a zinc concentrate. No primary indium minerals have been noted to date in the mineralogical work carried out by SGS and recent analytical has since confirmed that the indium is indeed contained in sphalerite.

Compilation work is ongoing and is being carried out by Hudgtec under the supervision of the Company’s Vice-President, Exploration, Dr. William Mercer, P.Geo. A desktop study was carried out in summer 2008 as described below on the information available at that time to confirm favourable project economics. This work was carried out by Wardrop and concluded that the project did warrant further work. Sufficient compilation work and additional analytical work has now been completed to begin work on a new NI 43-101 compliant resource estimate for the historical tin resources at East Kemptville and a Preliminary Economic Assessment (“PEA”) to be prepared.

Completion of this report is on hold pending the execution of a $540,000 work program on the Special Licence, involving sampling and confirmation drilling on the historical tin resource, to meet the requirements of NI 43-101. Accordingly, a work program proposal was submitted in December, 2009 to the government of Nova Scotia and Rio Algom Ltd. (“Rio”), the holder of surface tenure at the East Kemptville mine site, to access the site to carry out sampling on the site in connection with the PEA. Avalon has requested permission from Rio to proceed with this work which has not yet been received. In the meantime, the Company applied for, and received, a 12 month extension of time to complete the expenditure obligations under the Special Licence which total approximately $1.5 million.

Preliminary metallurgical studies were completed in 2009 on a composite sample from the recently collected drill core rejects, which will form the basis of a PEA also being carried out by Wardrop. Results have demonstrated considerable improvement in tin recoveries compared to that achieved while the mine was in production. In particular, the application of new gravity separation technology such as the Falcon ™ concentrator has resulted in a projected tin recovery rate of 88% compared to historical recovery rates of just 40% to 75% which the Company believes will favourably impact on project economics.

2008 Desktop Economic Study

In the spring of 2008, the Company contracted an Australian consulting group with expertise in tin markets to prepare an analysis of the global tin market. This study concludes that demand for tin from the electronics industry, where it is used in solders in increased amounts to replace lead due to lead toxicity issues, will continue to strengthen while supplies are increasingly constrained due to the lack of new production and declining stockpiles. As a consequence of these factors, it was forecasted that tin prices could reach US$30,000/tonne (US$13.60/lb) over the next two years until new supply sources emerge. The global economic recession in late 2008 resulted in a sharp drop in tin prices but longer term, it was forecasted that prices should stabilize between US$15,000 to US$20,000/tonne (US$6.80 and US$9.00/lb). In 2008, when the study was being prepared, tin prices on the LME were quoted at around US$15,000/tonne (US$7.00/lb). Tin prices currently quoted on the LME exceed US$12/lb.

In July 2008, Wardrop used the market data in this study to produce a “Desktop” economic study for the Company of the tin-copper-zinc production potential at East Kemptville, prior to initiating the proposed PEA.

The Desktop study made use of historic resource estimates produced by East Kemptville mine staff prior to closure in 1992. These resources have not been audited for compliance with NI 43-101 and therefore the details of the study have not been disclosed. However, it was concluded from the study that at recent tin prices, the economics of the project are attractive and that the Company is justified in proceeding with the preparation of a new NI 43-101 resource estimate and a PEA.

No work has been carried out on the property in 2010 due to surface access issues.

Regional Work: Ike’s Ridge Property

During 2008, the Company staked additional claims located peripheral to the East Kemptville Special License to cover other polymetallic tin-rare metal targets identified from regional compilation work. These claims were amalgamated with the other exploration licenses adjacent to the Special License and are now collectively referred to as the Ike’s Ridge property, which now covers an area of 12,520 acres.

Exploration work consisting of basic field mapping, prospecting, magnetic surveys and soil geochemistry (MMI and regular B-horizon sample media) was carried out on several target areas identified on the Ike’s Ridge project in August, September and October 2008. Geochemical sampling was carried out in an effort to screen targets defined through re-processing of airborne magnetic data completed by Abitibi Geophysics in June 2008. Preliminary results from the geochemical work are encouraging and several of the target areas now require trenching or drilling to determine their significance.

A $500,000 grass roots exploration program including diamond drilling was carried out in 2010 to test targets for additional tin / rare metal resources on the Ike’s Ridge property. Three promising target areas, Gardners Meadow, Ike’s Ridge and the Northeast Extension Area were identified from regional compilation, prospecting and geochemical sampling work. All are located within six kilometres of the East Kemptville mine property. The field programs consisted of line cutting, soil geochemistry (MMI and ICP analyses), Induced Polarization (“IP”) surveys and limited gravity surveying, followed by 2,219 metres of diamond drilling in 12 NQ-sized holes testing each of the three target areas.

The most encouraging results were obtained from the Gardners Meadow Area where coincident geochemical and geophysical targets returned several 0.10 to 3.00 metre wide zones of highly anomalous, polymetallic, tin-indium mineralization associated with weakly developed zones of quartz-sulphide veining and alteration in meta-sedimentary rocks. The best individual assay returned 0.26% tin, 0.96% zinc, 0.12% copper, 3.0g/t silver, and 22 ppm indium across 1.75 metres. Little encouragement was obtained in the results from the other two areas drilled.

There are no immediate plans for further drilling on the Ike’s Ridge property while additional compilation and target definition work is completed. Future work on the East Kemptville project will be focused on the Special Licence and completion of a Preliminary Economic Assessment of the tin-indium resources in that area, once access is obtained.

4.2.5	Lilypad Lakes Tantalum-Cesium Property

Location, Access and Ownership

The Lilypad Lakes project consists of 14 claims, totalling 3,107.99 hectares, covering a field of tantalum and cesium rich pegmatites, and located 150 kilometres northeast of Pickle Lake, Ontario near the aboriginal community of Fort Hope (Eabametoong First Nation). The claims were staked by the Company between January 1999 and October 2000 and are 100% owned by the Company with no underlying royalties.

The property is presently only readily accessible by air. A camp was established on Lilypad Lakes for the field programs and was serviced by float-equipped aircraft from Pickle Lake. In the winter, the property is accessible from Fort Hope by snowmobile and this community is accessible for a brief period in the winter by an ice road from Pickle Lake. Longer term, there have been proposals to build an all-weather road from Armstrong to Fort Hope to facilitate access for logging companies as well as access to the community. This road could potentially pass quite close to the Lilypad Lakes claims.

Geological Setting

The Lilypad Lakes property is situated in the eastern part of the Uchi subprovince of the Superior Province of the Precambrian Canadian Shield. The boundary with the English River subprovince occurs several miles to the south. The dominant feature of the region is a sequence of felsic to mafic metavolcanics up to three kilometres thick intercalated with assorted and derived peraluminous metasediments and iron formation. This complex sequence has been tightly folded into a 13 kilometre wide east-west trending belt bounded by migmatized metasediments granite and paragneiss to the south, referred to as the Kawitos Batholith and by the granitic Cluff Lake Stock to the north. The peraluminous Kawitos Batholith is a possible progenitor to the rare metals pegmatite dykes and sills that intrude all lithologies on the Lilypad Lakes property.

The rare metal pegmatites cover a minimum area of 10 square kilometres across the property. Individual dykes range from several centimetres to tens of metres wide, and have been traced for up to 750 metres along strike. Most pegmatites trend in a westerly direction of 240° to 270°. A second, north-south trend is exhibited by the Rubellite and South Dykes, in addition to erratic orientations at the F and North anomalies. Diamond drilling indicates that the dykes are continuous to depth, with little change in morphology or mineralogy. All pegmatites exhibit high degrees of fractionation and are enriched in tantalum, cesium, rubidium, and lithium.

Pleistocene glacial drift covers much of the periphery of the property, including areas adjacent to known rare metal pegmatites.

Historical Work

The Lilypad Lakes area was previously explored for lithium in the 1950’s by Standard Lithium Corporation (“Standard”) and for tantalum in 1979 to 1981 by Tantalum Mining Corporation of Canada (“Tanco”). Only partial records of the work performed by these two companies are available in the government assessment files. Standard drilled at least 12 holes totalling 968 metres in two targets, but did not assay for tantalum or cesium. Tanco carried out detailed geological mapping and lithogeochemical sampling identifying ten tantalum targets. These were tested with at least 43 shallow holes totalling over 4,000 metres, of which 21 holes were drilled on just two of the targets. Assay data is only available from two holes that tested a target called the South Dyke and intersected significant tantalum values of 0.058% tantalum oxide (Ta2O5) across 9.8 metres and 0.038% Ta2O5 across 11.0 metres, respectively. Tanco did not assay for cesium, rubidium, or lithium.

An initial reconnaissance mapping and sampling program carried out by Avalon in 1999 confirmed the presence of economically-significant tantalum mineralization at several locations on the property and resulted in the discovery of high-grade cesium mineralization in association with the tantalum. Select grab samples from this program produced tantalum values of up to 0.113% tantalum oxide (Ta2O5) and one 12 metre wide dyke (now called the Pollucite Dyke) averaged 0.04% Ta2O5 across its full width, accompanied by 2.45% cesium oxide (Cs2O). Two major follow-up work programs were carried out on the property by the Company in 2000, the first work program being a $350,000 mapping and diamond drilling program during the first half of the year, and the second work program being a $580,000 program from August to the end of December 2000 funded by Global Canada (“Global Canada”) under a joint venture that was terminated following the 2001 program. These programs confirmed the potential for economic tantalum (and cesium) deposits on the property with the identification of 14 occurrences of economic-grade tantalum mineralization (>0.02% tantalum oxide (Ta2O5)) on the property, hosted by a field of highly-evolved rare metal pegmatites extending over an area of at least 18 square kilometres. Four of these occurrences were drilled in 2000 in two small programs totalling 1,995 metres in 17 holes. In 2001, the Company completed an $850,000 work program on the property, also funded by Global Canada, which involved detailed geological mapping, prospecting, channel sampling of all known pegmatite occurrences, magnetic and gravity geophysical surveys, preliminary metallurgical test work for tantalum as well as a further 2,786 metres of diamond drilling in 15 holes.

The 2001 drilling program was primarily designed to begin delineating the dimensions of the Rubellite Dyke and Pollucite Dyke tantalum–cesium zones, while also testing several geochemical and geophysical targets for new rare metal pegmatites. The most significant results to date have been obtained from the Rubellite Dyke, which has now been traced over a minimum strike length of 100 metres and to a vertical depth of 250 metres where it shows evidence of increasing thicknesses exceeding 40 metres and remains open to depth. The dyke is mineralized with tantalum from wall to wall with average grades ranging from 0.02 5% to 0.048% tantalum oxide (Ta2O5) (0.5 to 1.0 lb/tonne tantalum oxide). In addition, detailed mapping in the area resulted in the identification of two new parallel tantalum rich pegmatites within 100 metres of the Rubellite Dyke, which provide potential for additional near surface resources in this area. Grab samples from these pegmatites returned assays ranging from 0.04% to 0.11% tantalum oxide (Ta2O5) and channel sampling of the Rubellite Dyke itself revealed new zones of cesium enrichment averaging up to 1.812% cesium oxide (Cs2O) over 4.0 metres and 1.385% cesium oxide over 9.5 metres along with tantalum grades of 0.061% tantalum oxide and 0.048% tantalum oxide respectively.

Other significant new exploration results were generated from the South Dyke and Pollucite Dyke areas. At the South Dyke, a new exposure of high-grade tantalum mineralization was discovered from which a channel sample assayed 0.108% tantalum oxide (Ta2O5) across a four metre width. The South Dyke is now recognized as one of a series of narrow, highly-fractionated pegmatites within a five kilometre long east-west corridor on the southern part of the property, all characterized by relatively high tantalum grades (>0.10% tantalum oxide (Ta2O5)) and high quality mineralization (100% microlite, averaging 79% tantalum oxide). Drilling of the Pollucite Dyke extended this tantalum-cesium zone to depths of over 250 metres, and surface mapping traced its western extension for over 200 metres along strike, where it remains open. A channel sample in the westernmost exposure assayed 0.07% tantalum oxide (Ta2O5) across a 1.0 metre width, and grab samples from nearby exposures assayed up to 0.087% tantalum oxide and 4.62% cesium oxide (Cs2O). New mineralized pegmatites were also discovered at several other localities on the Lilypad Lakes property, and the potential for discovery of a very large parental pegmatite in the subsurface remains high.

During the mapping program, a 235 kg “mini-bulk” sample was collected from the Rubellite Dyke for preliminary metallurgical test work. The head grade of this sample was determined to be 0.053% tantalum oxide (Ta2O5). Results from the test work are very encouraging as it was determined that a direct gravity concentration method would recover 60 to 65% of the tantalum in the ore into a concentrate grading over 30% tantalum oxide (Ta2O5), and that recoveries can be improved to over 80% by performing a flotation process on the tailings from the gravity circuit. Further test work to optimize the process was recommended. The Rubellite Dyke area is the top priority target for further exploration work on the Lilypad Lakes property.

Future Plans

A $1,100,000 follow-up program was recommended under the Global Canada joint venture that was not implemented due to Global Canada’s decision to withdraw from further participation in the project following the 2001 program. The project has been inactive since 2001 awaiting a recovery in tantalum prices or new demand for cesium minerals before considering further expenditures. The claims are in good standing until 2011 with sufficient assessment credits available to hold the claims beyond that date.

4.2.6	Other Assets

Wolf Mountain Platinum-Palladium Property Royalty

The Wolf Mountain platinum-palladium project is located approximately 90 kilometres northeast of Thunder Bay, Ontario and covers two Proterozoic aged layered ultramafic intrusions favourable for the occurrence of platinum-palladium plus copper-nickel deposits. The Wolf Mountain project consists of two properties: the Seagull property and the Disraeli Lake property, covering a total combined area of 12,383.38 hectares.

In November 2003, Avalon elected to sell its 40% working interest in the project to joint venture partners, Eastwest Resource Corporation (“EWR”) and Canadian Golden Dragon Resources Ltd. (“CGD”), for $20,000 cash and a 0.4% NSR interest in the two properties. The joint venture can purchase this NSR interest from the Company at any time for $1,000,000.

EWR and CGD continue to explore the property periodically for platinum-palladium-gold (“Pt-Pd-Au”) deposits and in 2006 reported that drill hole WM05-17 intersected 0.44 metre grading 7.90 g/t Pt+Pd+Au (3.69 g/t Pt, 3.99 g/t Pd and 0.21 g/t Au) within a broader intercept of 1.72 metres grading 3.25 g/t Pt+Pd+Au, but have not yet reported a NI43-101 compliant resource estimate.

East Cedartree Gold Property Royalty

The Company holds a 2% NSR interest in five claims, comprising part of the East Cedartree gold property located 70 kilometres southeast of Kenora, Ontario. The title holder to the claims, Metalore Resources Ltd. (“Metalore”), can re-purchase a 1% NSR from the Company at any time for $1,000,000. Avalon sold its title to the claims to Metalore in 2002 for $50,000 and 10,000 shares of Metalore.

Metalore has carried out several diamond drilling programs since the fall of 2002 to follow up on encouraging results from previous drilling by Avalon in 1998. The most recent program, conducted in 2006 and 2007, reported several significant gold intersections including 104.3 g/t gold over 4.3 metres, but Metalore has not yet reported a NI43-101 compliant resource estimate for this mineralized gold zone.

4.3	Employees

The Company had nine employees as at August 31, 2010 and seventeen employees as of November 22, 2010.

4.4	Safety and Environmental Policy

Avalon is committed to being an environmentally and socially responsible corporate citizen in how it conducts its exploration and development activities. In particular, in the conduct of these activities, Avalon applies the Principles and Performance Guidelines for Responsible Mineral Exploration that has been established by the PDAC for its members and which can be viewed at http://www.pdac.ca/pdac/advocacy/csr/pdac-principles-guidelines-draft.pdf.

In 2010, Avalon was awarded the 2010 Environmental and Social Responsibility Award by the PDAC in recognition of the Company's community engagement efforts during the exploration of its Nechalacho Deposit. The PDAC Environmental and Social Responsibility Award honours individuals or organizations demonstrating outstanding initiative, leadership and accomplishment in protecting and preserving the natural environment and/or in establishing good community relations during an exploration program or operation of a mine. Avalon received the award for being a leader in promoting responsible exploration practices, emphasizing early engagement and open communication with communities around Thor Lake. The Company has encouraged skills training and employment opportunities for aboriginal people and has offered joint business opportunities including environmental remediation work related to historical exploration activities. Committed to the principles of environmental and social responsibility, Avalon was the first junior exploration company to formally adopt PDAC's e3 Plus principles and guidelines as policy of the Company.

The following Safety and Environmental Policy was approved by the Company’s Board of Directors on July 18, 2006:

Safety and Environmental Policy

Avalon Rare Metals Inc. recognizes that maintenance of environmental quality is vital to the Company’s existence, progress, and continued development. The Company will maintain high environmental standards limited only by technical and economic feasibility. The Company will take positive action to protect the safety of its workers, conserve natural resources, and minimize the impact of its activities on the environment through diligent application of appropriate technology and responsible conduct at all stages of exploration, mine development, mining, mineral processing, decommissioning, and reclamation.

The purpose of Avalon Rare Metals Inc.’s Safety and Environmental Policy is to provide a measurable framework for the performance of the Company’s activities in an environmentally responsible manner, ensuring compliance by the Company and its employees with all applicable environmental regulations and commitments.

Implementation

Avalon Rare Metals Inc. will:

•	Obey the law and conduct all business in an ethical manner.

•
Evaluate, plan, construct, and operate all projects and facilities to reduce adverse environmental impacts and to meet or exceed applicable environmental laws, regulations, and standards. In the absence of applicable regulations, the Company will apply cost effective best management practices to protect the environment. Require managers of all projects and operations to adhere to the Company’s Environmental Policy and to identify, evaluate, and minimize risks to the environment.

•	Continuously review environmental achievements and technology to seek and implement methods for further improvement.

•	Require all operations to have site specific emergency response plans which meet or exceed all applicable regulations.
•
Conduct regular environmental, health and safety preparedness and emergency response plans to verify compliance with the Company’s policy and applicable regulations. Identify revisions or improvements to current practices in order to minimize environmental impacts. Report findings regularly to the Board of Directors.

•	Educate employees in environmental matters and responsibilities relating to performance of their assigned tasks.

•	Foster communication with shareholders, the public, employees, indigenous people and government to enhance understanding of environmental issues affecting the Company’s activities.

•	Work pro-actively with government and the public to define environmental priorities. Participate in the development of responsible laws for the protection of the environment.

•
Allocate sufficient resources to meet the Company’s environmental goals. Annually assess the projected costs of decommissioning and reclamation of appropriate amount to ensure that there will be sufficient cash reserves to pay for these costs upon closure.”

4.5	Corporate Social Responsibility (“CSR”)

In 2008, the Company adopted the Principles and Guidelines for Responsible Exploration being developed by the PDAC as policy of the Company. In addition, the Company follows the Guidelines established by PDAC for environmental best practice under its e3 plus program (Environmental Excellence in Exploration). Specifically, the Company has committed to the following as core principles of its exploration and development programs:

•	Open, honest and regular dialogue with local communities
•	Minimizing impacts on the land
•	Sustainability beginning at the earliest stages of exploration and extending through mine closure
•	The environment and workplace health and safety
•	Hiring local people and promoting training programs
•	Partnerships to provide lasting benefits

The Company has been reporting on its performance against these principles as part of its continuous disclosure practice, beginning with the disclosure on the Thor Lake Project in the Company’s Management Discussion and Analysis for the financial year ended August 31, 2008 and the Company has and will continue to enhance its public disclosure on its sustainability practice on the Company’s website.

To achieve a high level of performance with respect to these CSR principles, in 2008 the Company formed an Advisory Committee to the Board of Directors to report to the Board on all matters relating to CSR.  The Advisory Committee presently has three members with relevant experience in these areas and is chaired by Dr. William Mercer, P.Geo., Avalon’s Vice-President, Exploration. Through PDAC, Dr. Mercer is a well-known advocate for best practice in the mineral exploration industry, where he sits on the PDAC’s CSR and e3 plus committees and is the Chair of the Health and Safety committee. Avalon’s Advisory Committee members are:

Chief Glenn Nolan of the Missanabie Cree First Nation in Northern Ontario, who in addition to his duties as a community leader, serves as Second Vice-President of PDAC and co-chairs its Aboriginal Affairs committee. Chief Nolan is also the President of Learning Together, a not-for-profit organization committed to educating northern aboriginal communities on the economic opportunities presented by the mineral industry.

Mr. Jean Cinq-Mars is a wildlife biologist with a Masters degree in Public Administration and past experience with the Canadian Wildlife Service and Wildlife Habitat Canada.  He also served as Head of the Pollution Prevention and Control Division of the Organisation for Economic Co-operation and Development and Director (Pollution Control) at Environment Canada.

Mr. Denis Kemp is a Minerals Engineer with over 40 years experience in the mining and metallurgical industry, including service as Director, Environmental Development for Falconbridge Ltd. where he was responsible for development and implementation of Sustainable Development policies consistent with Falconbridge’s Code of Ethics.

The first meeting of the Advisory Committee was an initial orientation session and the second meeting was a site visit to the Thor Lake project with management and board members in July 2008. The Advisory Committee met twice in 2009 to provide further guidance on the Company’s community engagement practice and the scope of environmental baseline studies at Thor Lake.

The Advisory Committee met in July 2010 to review and comment on the Company’s CSR practice.

4.6	Risk Factors

The mining business is inherently risky in nature. Exploration activities are based on professional judgments and statistically-based tests and calculations, and often yield few rewarding results. Mineral properties are often non-productive for reasons that cannot be anticipated in advance and operations may be subject to risks including labour disputes, environmental hazards, safety issues, geological issues, weather conditions and changing regulatory requirements as examples. Avalon is subject to competitive risk as its ability to finance its activities and generate profitable operations or proceeds from disposal of assets are subject to the world price for the rare metals and the economic forces that influence capital markets. As a result, the securities of Avalon must be considered speculative. A prospective investor in Avalon should carefully consider the following factors:

Risks Associated with the Company’s Business

Exploration and Development

Exploration is highly speculative in nature, involves many risks and frequently is unsuccessful.  There can be no assurance that exploration efforts will result in the discovery of mineralization or that any mineralization discovered will result in reserves.  If reserves are developed, it may take a number of years and substantial expenditures from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change.  No assurance can be given that exploration programs will result in reserves or that reserves may be economically mined.

The long term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors that are beyond the control of the Company.

Estimates of Mineral Resources and Production Risks

The mineral resource estimates included in this AIF are estimates only, and no assurance can be given that any proven or probable reserves will be discovered or that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited.  In addition, the grade of mineralization which may ultimately be mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. The estimated mineral resources described in this AIF should not be interpreted as assurances of commercial viability or potential or of the profitability of any future operations.  Resource estimates for the Thor Lake Project have not been updated to reflect information obtained from exploration work conducted after June 30, 2010 and needs to be updated to reflect such information.  Readers should be cautioned not to place undue reliance on these estimates.

Environmental Factors

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates.  Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations or result in substantial costs and liabilities to the Company in the future.  Furthermore, environmental hazards which are unknown to the Company at present and which have been caused by previous or existing owners or operators may exist on the Company’s properties.

Title to Assets and Claims Titles and Aboriginal Rights

The Company’s title to its properties may be subject to disputes or other claims including Aboriginal land title claims.  Although the Company has exercised the usual due diligence with respect to determining title to properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. There may be valid challenges to the title of the Company’s properties, which, if successful, could impair the Company’s ability to explore, develop and/or operate its properties or to enforce its rights with respect to its properties. Aboriginal rights and title may be claimed with respect to Crown properties or other types of tenure with respect to which mining rights have been conferred. In addition, other parties may dispute the Company’s title to the properties in which it has an interest and such properties may be subject to prior unregistered agreements or transfers or land claims by aboriginal peoples, and title may be affected by undetected encumbrances or defects or government actions.

An impairment to or defect in the Company’s title to its properties could have a material adverse effect on the Company’s business, financial condition or results of operations. In addition, such claims, whether or not valid, will involve additional costs and expenses to defend or settle which could adversely affect the Company’s profitability.

Dependence on Key Employees

The Company’s future growth and its ability to develop depend, to a significant extent, on its ability to attract and retain highly qualified personnel.  The Company is highly dependent on the principal members of its senior management group and the loss of their services might impede the Company’s business strategy and growth.  The loss of one or more key employees could have an adverse effect on the growth and profitability of the Company.  Given the increased activity in the resources area, there is intense competition for skilled mining personnel.

Financing Risks

The Company has limited financial resources and has no assurance that additional funding will be available to it for further exploration or to fulfill its obligations under any applicable agreements.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and/or development plans.

Metal Prices

The Company’s revenues, if any, are expected to be derived in large part from the mining and sale of rare metals and minerals.  The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control, including international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumption patterns, speculative activities, levels of supply and demand, increased production of rare metals and minerals due to new mine developments and improved mining and production methods, availability and costs of metal substitutes, metal stock levels maintained by producers and others and inventory carrying costs.  The effect of these factors on the price of rare earth metals, base and precious metals and minerals, and therefore the economic viability of the Company’s operations, cannot be accurately predicted.

Regulations and Mining Law, Governmental Regulation

Mining operations and exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing exploration, development, production, taxes, labour standards, occupational health, waste disposal, protection and remediation of the environment, reclamation, mine safety, toxic substances and other matters.  Compliance with such laws and regulations increases the costs of planning, designing, developing, constructing, operating and closing mines and other facilities.  It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the Company would not proceed with or would postpone the development and operation of a mine or mines.

Exploration, development and mining of properties in which the Company has an interest will be affected to varying degrees by:  (i) government regulations relating to such matters as environmental protection, health, safety and labour;  (ii) mining law;  (iii) restrictions on production; price controls; tax increases;  (iv) maintenance of claims;  (v) land tenure; and (vi) expropriation of property.  There is no assurance that future changes in such regulation, if any, will not adversely affect the Company’s operations.

Government approvals and permits are required in connection with the exploration, development and production activities proposed for the properties in which the Company has an interest.  To the extent such approvals are required and not obtained, the Company’s planned exploration, development and production activities may be delayed, curtailed, or cancelled entirely.

Failure to comply with applicable laws, regulations and requirements may result in enforcement action against the Company, including orders calling for the curtailment or termination of operations on the properties, or calling for corrective or remedial measures requiring considerable capital investment.  Parties engaged in mineral exploration and mining activities may be subject to civil and criminal liability as a result of failure to comply with applicable laws and regulations.

Amendments to current laws, regulations and permitting requirements affecting mineral exploration, development and mining activities could have a material adverse impact on the Company’s operations and prospects.

Permits and Licenses

The operations of the Company may require licenses and permits from various governmental authorities.  Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions.  There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

Infrastructure

Mining, processing, development and exploration activities depend on adequate infrastructure.  Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs.  Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.

Nature of Operations

The Company is in the process of exploring its mineral resource properties.  To date, the Company has not earned significant revenues and is considered to be in the development stage.

The realization of amounts shown for resource properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to develop these properties, and future profitable production or proceeds of disposition from these properties.

Operating Hazards and Risks

Mineral exploration and mining involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  The work which the Company is undertaking and proposes to undertake will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage.  Fires, power outages, labour disruptions, flooding, explosions and cave-ins, are risks involved in the operation of mines and the conduct of exploration programs.  Although the Company has secured liability insurance and will, when appropriate, secure property insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or the Company might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs or uninsured losses that could have a material adverse effect upon its financial condition.

Competition

The mineral industry is intensely competitive in all its phases.  The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.  The Company’s inability to compete with other mining companies could have a material adverse effect on the Company’s results of operations and business.

Uninsured Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fire, flooding and earthquakes may occur. It is not always possible to fully insure against such risks as a result of high premiums or other reasons. Should such events arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the Company’s securities.

Changes in Critical Accounting Estimates Could Adversely Affect Financial Results

Avalon’s most significant accounting estimates relate to the carrying value of the Company’s metal and mineral property assets.  The accounting policies in relation to metal and mineral properties are set out in full in the Company’s annual financial statements.  Management regularly reviews the net carrying value of each metal and mineral property.  Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered.  Management’s estimates of metal and mineral prices, mineral resources and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of metal and mineral property costs.  Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect the future net cash flows to be generated from the properties.  Another significant estimate relates to accounting for stock based compensation.  Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted/vested during the year.

Risks Associated with Conflicts of Interest

Certain of the Company’s directors and officers also serve as directors and/or officers of other companies or other managerial positions involved or related to natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict.  Any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders.  In addition, each of the Company’s directors is required to declare any interest in any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the BCA and other applicable laws.

Risks Associated with the Securities of the Company

Share Price Fluctuations

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price which would not have necessarily been related to the operating performance, underlying asset values or prospect of such companies. There can be no assurance that continual fluctuation in price will not occur.

Further Equity Financing

The Company will require additional funds to fund further exploration and/or development activities or to fulfill its obligations under any applicable agreements. If the Company raises additional funding by issuing additional equity securities, such financing will dilute the holdings of the Company’s shareholders.

No Dividends

The Company has not paid any dividends on its common shares.. Any decision to pay dividends on its common shares in the future will be dependent upon the financial requirements of the Company to finance future growth, the financial condition of the Company and other factors which the Company’s Board of Directors may consider appropriate in the circumstances.

5.	DIVIDENDS

To date, the Company has not paid any dividends on its common shares and anticipates that it will retain all future earnings and other cash resources for the future operation and development of its business.  The Company does not intend to declare or pay any cash dividends in the foreseeable future.  Payment of any future dividends will be at the discretion of the Company’s Board of Directors after taking into account many factors, including the Company’s operating results, financial condition and current and anticipated cash needs.

6.	DESCRIPTION OF CAPITAL STRUCTURE

Avalon’s authorized share structure consists of an unlimited number of common shares, of which 79,104,270 common shares were outstanding as at August 31, 2010 and 25,000,000 Preferred Shares, none of which were outstanding as at August 31, 2010.  As of the date of this report, Avalon had 92,391,470 common shares issued and outstanding of which 12,336,016 common shares representing 13% were owned by MFC Global Investment Management (U.S.), LLC.

Holders of the Company’s common shares are entitled to one vote for each common share held at all meetings of shareholders of the Company, to participate rateably in any dividend declared by the Board of Directors on the common shares and to participate equally with all outstanding shares on any distribution of the Company’s assets on a winding-up, liquidation or dissolution of the Company.

7.	MARKET FOR SECURITIES

7.1	Trading Price and Volume

Avalon’s common shares became listed and posted for trading on the TSX on February 28, 2008 under the trading symbol “AVL”, prior to which they were listed on the TSX Venture Exchange under the same trading symbol.   The Company’s common shares are also listed on the OTCQX International Market in the United States under the trading symbol AVARF.  The Company has applied to the NYSE Regulation, Inc. to have its common shares listed on the American Stock Exchange in New York (“NYSE Amex”).  It is expected that this process will take four to six weeks from the date of application.

The following table sets out the range of the market price and trading volumes of the common shares on the TSX for the periods indicated:

Period	High ($)	Low ($)	Volume
2009
November (1)	4.64	2.97	14,584,736
October	4.99	3.31	20,814,715
September	4.21	2.97	15,496,355
August	3.29	2.41	5,738,631
July	2.82	1.96	5,192,105
June	2.80	1.92	5,490,829
May	2.62	1.89	3,420,052
April	2.95	2.35	4,784,615
March	2.88	2.36	3,601,629
February	2.80	2.12	3,498,945
January	3.30	2.35	7,075,706
2009
December	2.98	2.21	5,720,269
November	3.25	2.32	5,865,185
October	3.62	2.27	11,650,589

Note:
(1) November 1, 2010 through November 19, 2010.

7.2	Prior Sales

The only securities that the Company has outstanding that are not listed or quoted on a marketplace are: (i) stock options granted under the Company’s stock option plan which as of the date of this report total 5,562,500; (ii) 4,706,175 common share purchase warrants, 68,850 of which are exercisable at $3.00 until September 17, 2011 and 4,637,375 of which are exercisable at $3.60 until September 30, 2011; (iii) 90,000 broker warrants that are exercisable at $2.43 until September 17, 2011 and which are exercisable into units, each unit comprising one common share and one half of a common share purchase warrant, which are exercisable at $3.00 until September 17, 2011.and (iv) 242,550 broker warrants that are exercisable at $3.25 until September 30, 2011 and which are exercisable into units, each unit comprising one common share and one half of a common share purchase warrant, which are exercisable at $3.60 until September 30, 2011.  Set forth in the following tables is information with respect to the stock options and warrants issued during the most recently completed financial year.

Stock Options

Date of Grant	Date of Expiry	Number of Options Granted	Exercise price of Options Granted
September 4, 2009	September 4, 2014	175,000	2.80
October 29, 2009	October 29, 2014	200,000	2.35
November 1, 2009	November 1, 2011	50,000	2.51
November 1, 2009	November 1, 2014	400,000	2.51
February 1, 2010	February 1, 2015	50,000	2.36
April 1, 2010	April 1, 2015	175,000	2.52
May 26, 2010	May 26, 2015	175,000	2.25
May 28, 2010	May 28, 2015	100,000	2.32
June 3, 2010	June 3, 2012	50,000	2.14
June 30, 2010	June 30, 2015	400,000	2.00
July 12, 2010	July 12, 2012	200,000	2.35
August 30, 2010	August 30, 2012	100,000	2.76

Warrants

Date of Issuance	Date of Expiry	Number of Warrants Issued (1)	Exercise Price of Warrants Issued
September 17, 2009	September 17, 2011	3,372,500	$3.00
Note:
(1)
Effective September 1, 2010, the Company amended the exercise price of the warrants to $2.51 for a period of 30 days expiring September 30, 2010.  Of the 3,372,500 warrants that were issued on September 17, 2009, 68,850 remain outstanding as at the date of this report.

8.	DIRECTORS AND OFFICERS

8.1	Name, Occupation and Security Holding

The name, province or state and country of residence, positions with Avalon, committee memberships and principal occupation for the past five years of each of the directors and executive officers of Avalon as of the date of this AIF are as follows:

Name, Province/State and Country of Residence	Position with the Company	Principal Occupation	Director Since	Common Shares Beneficially Owned, Directly or Indirectly or Controlled *
Donald S. Bubar Ontario, Canada	President and CEO	President and CEO of Avalon Rare Metals Inc.	February 17, 1995	1,252,000

David Connelly Yellowknife, NWT	Director	Self-employed Businessperson since 1997.	May 10, 2010	305,500

Alan Ferry (1) (2) Ontario, Canada	Director and Chairman	Self-employed Businessperson since July 2007 and prior thereto, Vice-President, Metals and Minerals for D&D Securities Company (an investment dealer).	February 24, 2000	175,000

Phil Fontaine Ontario, Canada	Director	Special Advisor to the Royal Bank of Canada and prior thereto the former National Chief of the Assembly of First Nations for three consecutive terms.	September 8, 2009	Nil

Brian D. MacEachen (1) Nova Scotia, Canada	Director	Executive Vice President of Brigus Gold Corp. (formerly Linear Gold Corp., a mining exploration company) since October 2009 and President and CEO of Linear Metals Corporation (a mining exploration company) since January 2008; prior thereto, CFO and Vice-President of Finance of Linear Metals Corporation.	November 16, 1998	365,000

Peter McCarter (2) Ontario, Canada	Director	Retired since September 2007; prior thereto, Executive Vice-President Corporate Affairs, Aur Resources Inc., (an international mining company).	November 16, 2007	30,000

Name, Province/State and Country of Residence	Position with the Company	Principal Occupation	Director Since	Common Shares Beneficially Owned, Directly or Indirectly or Controlled *
Hari Panday (1) (2) Ontario, Canada	Director
Senior Advisor, ICICI Bank
Canada; President and CEO, PanVest Capital Corporation;  founding- President and CEO, Wealth Management, North America, ICICI Wealth
Management Inc.; founding-President and CEO, ICICI Bank Canada (a
Schedule II chartered bank),
the Canadian subsidiary of
ICICI Bank Limited, India; and a director of the Canadian National Stock Exchange (“CNSX”).
			January 14, 2010	Nil

R. J. (Jim) Andersen Ontario, Canada	CFO and Vice-President of Finance	CFO and Vice-President of Finance of the Company since June 2001, President of Andersen & Company, PC (a chartered accounting firm) since January 2007.	Not applicable	650,000

William Mercer Ontario, Canada	Vice-President, Exploration	Self-employed Geological Consultant since October 2006; prior thereto Director, Geology of Xstrata plc (an international mining company) and Director, Geology of Falconbridge Ltd. (an international mining company).	Not applicable	10,000

David D. Swisher Washington, USA	Vice-President, Operations	Vice President, Operations for the Company since November 2009; prior thereto, Vice President and Senior Project Manager of Tamerlane Ventures Inc. (a mining exploration company).	Not applicable	Nil

Name, Province/State and Country of Residence	Position with the Company	Principal Occupation	Director Since	Common Shares Beneficially Owned, Directly or Indirectly or Controlled *
Pierre Neatby Ontario, Canada	Vice-President, Sales and Marketing	Vice President, Sales and Marketing for the Company since July 2010; prior thereto, Vice President of Noranda Inc. and Managing Director of European Sales of Noranda Inc. (an international mining company).	Not applicable	10,000
Notes:
* As provided by the respective director or executive officer.
(1)	Member of the Company’s Audit Committee.
(2)	Member of the Company’s Compensation, Governance and Nominating Committee.

The term of office for each director expires at the next annual meeting of shareholders at which his successor is elected unless, prior thereto, a director resigns or is removed from office or otherwise ceases to be qualified as a director, in each case in accordance with the BCA.

As of the date of this AIF, the directors and executive officers of Avalon as a group, beneficially owned, directly or indirectly, or exercised control or direction over an aggregate of 2,797,500 common shares of Avalon, being 3% of the outstanding common shares of Avalon.

8.2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the Company’s directors or executive officers (including any of their respective holding companies) is, as at the date of this AIF, or has been, within the preceding 10 years, a director, chief executive officer or chief financial officer of any company (including the Company) that, while that person was acting in that capacity,

(i)
was subject to a cease trade or similar order (including a management cease trade order whether or not such person was named in the order) or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, (an “Order”) while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, other than Peter McCarter, who was a director and officer of Compressario Corporation when it became subject to a Cease Trade Order that was issued by the Ontario, British Columbia and Alberta Securities Commissions in 2003 for failure to file financial statements; and

(ii)
was subject to an Order that was issued after the director or executive officer ceased to be a director, executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

None of the Company’s directors or executive officers or, to the Company’s knowledge, shareholders holding a sufficient number of the Company’s securities to affect materially the control of the Company, if any, (including any of their respective holding companies),

(i)
is, as at the date of this AIF, or has been, within the preceding 10 years, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(ii)
has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer; or shareholder; or

(iii)	has been subject to:

(a)
since December 31, 2000, any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or before December 31, 2000, the disclosure of which would likely be important to a reasonable investor in making an investment decision; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

8.3	Conflicts of Interest

To the best of the Company’s knowledge, and other than as disclosed in this AIF, there are no known existing or potential conflicts of interest between the Company and any director or officer of the Company, except that certain of the directors and officers serve as directors and officers of other public companies, and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director or officer of such other companies.  See “Description of the Business – Risk Factors – Risks Associated with Conflicts of Interest”.

9.	LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is and has not been a party to, and none of its properties and or were the subject of, any legal proceedings during the financial year of the Company ended August 31, 2010 and no legal proceedings are known to Avalon to be contemplated.

There were no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the financial year of the Company ended August 31, 2010, no other penalties or sanctions have been imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision with respect to the securities of Avalon, and no settlement agreements were entered into with a Court relating to securities legislation or with a securities regulatory authority during the financial year of the Company ended August 31, 2010.

10.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The Company is not aware of any material interest, direct or indirect, in any transaction within the three most recently completed financial years involving any director, executive officer, proposed nominee for election as a director or any shareholder holding more than 10% of the voting rights attached to the common shares or any associate or affiliate of any of the foregoing that has materially affected or will materially affect the Company, other than as set forth herein or as previously disclosed.

11.	TRANSFER AGENT AND REGISTRAR

The Company’s transfer agent and registrar is Equity Financial Trust Company.

12.	AUDIT COMMITTEE AND RELATED INFORMATION

12.1	Charter

The responsibilities and duties of the audit committee (the “Audit Committee”) of the Board of Directors of the Company are set out in the Audit Committee’s Charter (the “Charter”), the text of which is set forth in Appendix A to this AIF.

12.2	Composition

The following are members of the Company’s Audit Committee:

Financially
	Independent	Literate
Name	Yes/No	Yes/No	Relevant Education/Experience
Brian MacEachen Chairman	Yes	Yes	•	Chartered Accountant with over 20 years experience in overseeing the financial management of publicly-traded companies
			•	Executive Vice President of Brigus Gold Corporation
			•	President and CEO of Linear Metals Corporation
			•	Holds a BBA and CA
Alan Ferry	Yes	Yes	•	Retired Chartered Financial Analyst with over 25 years experience as a mining analyst with various investment dealers
			•	Holds a B.Sc.
			•	Serves on the board of directors and the audit committee of five publicly traded companies
Hari Panday	Yes	Yes	•	Senior Advisor, ICICI Bank Canada
			•	President and CEO, PanVest Capital Corporation, an Exempt Market Dealer, registered with the Ontario Securities Commission.
			•	Founding President and CEO, Wealth Management, North America, ICICI Wealth Management Inc.
			•	Founding President and CEO, ICICI Bank Canada (a Schedule II chartered bank), the Canadian subsidiary of ICICI Bank Limited, India.

Financially
	Independent	Literate
Name	Yes/No	Yes/No	Relevant Education/Experience
			•	34 years’ experience in financial services (including, ICICI Bank Group in Canada and the US, HSBC Bank Canada and BMO Financial Group) and public accounting (Price Waterhouse & Co.).
			•	Director of CNSX
			•	CGA; PDO.

12.3	Pre-Approval Policies and Procedures

Under the terms of the Charter, the Audit Committee is required to pre-approve all non-audit services to be performed by the auditor.  Authority to pre-approve such services may be delegated by the Audit Committee to one member, provided that the pre-approval is presented to the full Audit Committee at the next meeting of the Audit Committee.

12.4	External Auditor Service Fees

The following table provides detail in respect of audit, audit related, tax and other fees paid by the Company to the external auditors for professional services:

Reporting Period	Audit Fees (1)	Audited-Related Fees (2)	Tax Fees (3)	All Other Fees (4)
August 31, 2010	$29,000	$7,000	$ Nil	9,800
August 31, 2009	$21,000	Nil	Nil	Nil
Notes:
(1)	“Audit fees” include the aggregate professional fees billed by the Company’s auditor for the audit of the annual financial statements and other regulatory audits and filings.
(2)
“Audit-related fees” include professional fees billed by the Company’s auditor related to assurances and related services related to the performance of the audit or review of financial statements not included in “Audit fees”.

(3)	“Tax Fees” include the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.
(4)	“All other fees” include the aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

13.	MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business and other than as described in this AIF, the Company is not a party to any material contract.

14.	INTERESTS OF EXPERTS

14.1	Names and Interests of Experts

The Company’s auditors are McCarney Greenwood LLP Chartered Accountants, who have prepared an independent auditors’ report dated November 5, 2010 in respect of the Company’s financial statements with accompanying notes for the years ended August 31, 2010, 2009 and 2008.  McCarney Greenwood LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

Information of an economic (including economic analysis), scientific or technical nature in respect of the Company’s mineral projects and properties is included in this AIF based upon the following:

In respect of the Thor Lake Project, the report dated July 29, 2010 (amended September 21, 2010) entitled “Technical Report On The Thor Lake Project, Northwest Territories, Canada” completed by prepared by Jason J. Cox, P.Eng., Senior Mining Engineer, Christopher Moreton, Ph.D., P.Geo., Senior Consulting Geologist, and Donald H. Hains, P.Geo., Associate Consultant of Scott Wilson Roscoe Postle Associates Inc., and John R. Goode, P.Eng., Metallurgist, of J. R. Goode and Associates, each a qualified person for the purposes of NI 43-101, served as the qualified person responsible for the preparation of the Technical Report.

Dr. William Mercer, P.Geo., Vice-President, Exploration of the Company, Finley Bakker, P.Geo, Senior Resource Geologist of the Company, Donald S. Bubar, P. Geo., President and CEO of the Company, and Bruce Hudgins, P. Geo., of Hudgtec, are the qualified persons who prepared or supervised the preparation of the information contained in the Press Releases and the material change report of Avalon dated February 3, 2010. See “Documents Incorporated by Reference”.

The aforementioned firms and persons held either less than one percent or no securities of the Company or of any associate or affiliate of the Company at or following the time when they prepared the Technical Report, or prepared or supervised the preparation of the information contained in the Press Releases and the material change report of Avalon dated February 3, 2010, as applicable, and either did not receive any or received less than a one percent direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation or supervision of the preparation of such disclosure, as applicable.

Other than Messrs. Mercer, Bakker and Bubar, who are currently officers or employees of the Company, none of the aforementioned persons, nor any directors, officers or employees of such the aforementioned firms, is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

15.	ADDITIONAL INFORMATION

Additional information relating to the Company can be found under the Company’s profile on the SEDAR website at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s Information Circular for its most recent annual meeting of shareholders.  Additional financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for its most recently completed financial year.

APPENDIX A
CHARTER OF THE AUDIT COMMITTEE

Purpose

The Audit Committee (the “Committee”) of Avalon Rare Metals Inc. (the “Company”) is appointed by the Board of Directors (the “Board”) to assist the Board in fulfilling its oversight responsibilities to the Company.  In so doing, the Committee provides an avenue of communication among the independent auditors of the Company (the “Auditors”), management, and the Board.  The Committee’s primary duties and responsibilities are to gain reasonable assurance of the following:

•
that the Company complies with the applicable laws, regulations, rules, policies and other requirements of governments, regulatory agencies and stock exchanges relating to financial reporting and disclosure (“Applicable Law”);

•	that management of the Company has assessed areas of potential significant financial risk to the Company and taken appropriate measures;

•	the independence and satisfactory performance of duties by the Auditors;

•	that the accounting principles, significant judgments and disclosures that underlie or are incorporated in the Company’s financial statements are the most appropriate in the prevailing circumstances;

•	that the Company’s quarterly and annual financial statements present fairly the Company’s financial position and performance in accordance with generally accepted accounting principles; and

•	that appropriate information concerning the financial position and performance of the Company is disseminated to the public in a timely manner.

(a)	Composition

The Committee shall be comprised of three or more directors of the Company (“Directors”) as determined by the Board from time to time, each of whom must be independent1.  All members of the Committee shall be financially literate1.  The Committee members shall be appointed by the Board.

Chair

The Board, upon recommendation of the Committee, will appoint the Chair of the Committee (the “Chair”) annually, to be selected from the members of the Committee.  If, in any year, the Board does not make an appointment of the Chair, the incumbent Chair will continue in office until that Chair’s successor is appointed.

1 A Committee member is considered an independent director if he or she has no direct or indirect material relationship with the Company which could, in the view of the Board, be reasonably expected to interfere with the exercise of such individual’s independent judgment as more particularly set out in National Instrument 52-110 - Audit Committees (“NI 52-110”). Determination as to whether a particular Director satisfies the requirements for membership in the Committee shall be made by the Board.
1 An individual is financially literate if he/she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements as set out in NI 52-110.

Reliance on Experts

The Committee shall have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any advisors engaged by it.   In so doing, each member of the Committee shall be entitled to rely in good faith upon:

(a)
financial statements of the Company represented to him or her by an officer of the Company or in a written report of the Auditors to present fairly the financial position of the Company in accordance with generally accepted accounting principles; and

(b)	any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

For the purpose of performing their duties, the members of the Committee shall have the right to inspect all books, records and accounts and any other matters relating to the financial position of the Company, and to communicate directly with the Auditors, the internal financial management of the Company, and/or Company counsel.

Remuneration of Committee Members

No member of the Committee may earn fees from the Company (or any of its subsidiaries) other than directors’ fees (which fees may include cash, options or other consideration ordinarily available to directors).  For greater certainty, no member of the Committee shall accept any consulting, advisory or other compensatory fee from the Company.

Meetings and Operating Procedures

•	The Committee shall meet at least four times annually, or more frequently as circumstances dictate.

•	A quorum shall be a majority of the members.

•
Meetings of the Committee shall take place in person or by telephone and shall be called by the Chair. Meetings may also be called by any other member of the Committee, or by the chair of the Board, the Chief Executive Officer, or the Chief Financial Officer of the Company or by the Auditors. Unless otherwise specified by the Chair, the Secretary or the Assistant Secretary of the Company shall act as secretary of the Committee and shall provide the chair of the Board and each member of the Committee with notice of the meetings of the Committee and each shall be entitled to attend such meetings. The Chair or the Committee may require any officer or employee of the Company (or any subsidiary thereof) to attend a Committee meeting and, further, may invite any such other individuals to attend a Committee meeting as deemed appropriate or advisable.

•	In the absence of the Chair of the Committee, the members shall appoint an acting Chair.

•	A copy of the minutes of each meeting of the Committee shall be provided to each member of the Committee and to each Director of the Company in a timely fashion.

•	The Chair (or other appropriate person) shall prepare and/or approve an agenda in advance of each meeting.

•
The Committee, in consultation with management and the Auditors, shall develop and participate in a process for review of important financial topics that have the potential to impact the Company’s financial policies and disclosures.

•
The Committee shall communicate its expectations to management and the Auditors with respect to the nature, timing and extent of its information needs.  The Committee expects that written materials will be received from management and the Auditors in advance of meeting dates.

•	The Committee shall annually review, discuss and assess its own performance. In addition, the Committee shall periodically review its role and responsibilities.

•
The Committee expects that, in discharging their responsibilities to the Company, the Auditors shall be accountable to the Board through the Committee. The Auditors shall report all material issues or potentially material issues to the Committee.

Responsibilities and Duties

Review Procedures

•
Review the Company’s annual audited financial statements and quarterly unaudited financial statements and the accompanying Management Discussion and Analysis prior to filing or distribution, and report its findings for approval to the Board.  Review should include discussion with management, and where appropriate, the Auditors in respect of significant issues regarding accounting principles, practices and judgments.

•
Review news releases and reports to shareholders, prior to distribution, that are to be issued by the Company with respect to the Company’s annual and quarterly financial statements and, if appropriate, recommend approval of same to the Board.

•
Ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the disclosure stated above, and periodically assess the adequacy of those procedures.

•
In consultation with management and the Auditors, consider the integrity of the Company’s financial reporting processes and controls.  Discuss significant financial risk exposures and the steps management has taken to monitor, control, and report such exposures.  Review significant findings prepared by the Auditors together with management’s responses.

•	Review with management and the Auditors the management certifications of the financial statements as required under Applicable Law.

•
Review with management and the Auditors the appropriateness of the Company’s accounting policies, disclosures, reserves, key estimates and judgments, including changes or alternatives thereto and to obtain reasonable assurance that they are in compliance with generally accepted accounting standards, and report thereon to the Board.

•	Review the following with management with the objective of obtaining reasonable assurance that financial risk is being effectively managed and controlled:

(i)	management’s tolerance for financial risks;

(ii)	management’s assessment of significant financial risks facing the Company; and

(iii)	the Company’s policies, plans, processes and any proposed changes to those policies for controlling significant financial risks;

•
On at least an annual basis, review any legal or regulatory matters that could have a significant impact on the Company’s financial statements, the Company’s compliance with Applicable Law, and inquiries received from regulators or governmental agencies.  Management shall provide the Committee with copies of correspondence between the Company, the Auditor, and the Company’s counsel, relating to any issues respecting the Company’s financial statements and/or disclosures being in compliance with Applicable Law.

•	Review and reassess the adequacy of this Charter at least annually, submit any changes to the Board for approval and ensure that it is in compliance with Applicable Law.

The Auditors

•
The Auditors are ultimately accountable to the Committee and the Board and shall report directly to the Committee.  The Committee shall review the independence and performance of the Auditors and annually recommend to the Board the appointment and compensation of the Auditors or approve any discharge of Auditors when circumstances warrant.

•
Assume direct responsibility for overseeing the work of the Auditors engaged to prepare or issue an audit report or perform other audit, review or attest services for the Company, including the resolution of disagreements between management and the Auditors regarding financial reporting.

•	The Committee shall pre-approve all non-audit services (“Non-Audit Services”) to be provided to the Company (or its subsidiaries) by the Auditors. In connection with the foregoing, the Committee:

(i)
may delegate to one or more of its members (a “Delegate”) the authority to pre-approve Non-Audit Services provided that such pre-approval is presented to the Committee at its first scheduled meeting following such pre-approval;

(ii)
shall be considered as having satisfied its pre-approval requirements for Non-Audit Services if it adopts specific policies and procedures for the engagement of Non-Audit Service, A) such pre-approval policies and procedures are detailed as to the particular service; and ii) the Committee is informed of each Non-Audit services and B) the procedures do not include delegation of the Committee’s responsibilities to management; and C) shall also be considered as having satisfied its pre-approval requirements for Non-Audit Services if: (X) the aggregate amount of all Non- Audit Services that were not pre-approved is reasonably expected to constitute no more than 5% of the total amount of fees paid by the Company (and its subsidiaries) to the Auditors during the fiscal year in which the services are provided; (Y) the Company (or the subsidiary, as the case may be) did not recognize the relevant Non-audit Services as Non-Audit services at the time of the engagement; and (Z) the relevant Non-Audit Services are promptly brought to the attention of the Committee and approved, prior to the completion of the audit for the relevant fiscal year, by the Committee or by a Delegate.

•	On an annual basis, the Committee shall all review and discuss with the Auditors all significant relationships they have with the Company that could impair the Auditors’ independence.

•	Review the Auditors’ audit plan, discuss scope, staffing, locations, reliance upon management and internal audit and general audit approach.

•	Prior to releasing the annual audited financial statements, discuss the results of the audit with the Auditors, as well as any matters required to be communicated to audit committee by the Auditors.

•	Consider the Auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

•	Review the results of independent audits and any change in accounting practices or policies and their impact on the financial statements.

•
Where there are unsettled issues raised by Auditors that do not have a material effect on the annual audited financial statements, require that there be a written response identifying a course of action that would lead to their resolution.

Other

•
Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

•	Ensure that the Company’s AIF and management information circulars (and any other relevant disclosure documentation) contains the prescribed disclosure regarding the Committee.

•
The policies and procedures of the Committee should remain flexible in order to enable it to react to changes in circumstances and conditions so as to ensure that the corporate accounting reporting practices of the Company are in accordance with all Applicable Law and current best practices. The purpose and procedures outlined in this Charter are meant to serve as guidelines rather than inflexible rules and the Committee is encouraged to adopt such additional procedure and standards as it deems necessary from time to time to fulfill its responsibilities.

Limitations on Committee’s Duties

In contributing to the Committee’s discharging of its duties under this Charter, each member of the Committee shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.  Nothing in this Charter is intended, or may be construed, to impose on any member of the Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which all Board members are subject.  Further, while the Committee has the responsibilities and powers set forth in this Charter, the Committee’s mandate and function is one of oversight. It is not the duty of the Committee to plan or conduct internal or external audits or to determine that the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Such functions are the responsibility of financial management of the Company and/or the Auditors. Nor is it the duty of the Committee to conduct investigations, to resolve disagreements, if any, amongst the financial management of the Company and the Auditors or to ensure compliance with applicable laws and regulations. Nothing contained in this Charter is intended to expand applicable standards of liability under statutory or regulatory requirements for the directors of the Company or members of the Committee. Each member of the Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Company from which he or she receives information (ii) the accuracy of the financial and other information provided by such persons or organizations (absent actual knowledge to the contrary, which shall be promptly reported to the Board) and (iii) representations made by management as to all audit and non-audit relationships with and/or services provided by the Auditors.